Filed Pursuant to Rule 424(b)(5)
Registration No. 333-131950

PROSPECTUS SUPPLEMENT
(to Prospectus, dated November 29, 2007)

US$2,000,000,000
REPUBLIC OF HUNGARY
6.250% Notes due 2020

The US$2,000,000,000 6.250% Notes due January 29, 2020 (the “Notes”) bear interest at the rate of 6.250% per year, accruing from January 29, 2010. Interest on the Notes is payable on July 29 and January 29 of each year, beginning on July 29, 2010. The Notes will mature on January 29, 2020. The Notes are not redeemable prior to maturity. The Notes will constitute direct, unconditional, unsecured and general obligations of the Republic of Hungary (the “Republic” or “we”). The Notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes contain “collective action clauses” that permit the Republic, with the consent of the holders of 75% of the principal amount of the Notes, to amend the terms of the Notes (including the principal amount, currency of payment, maturity and all other terms) or to exchange them for other securities.

We are offering the Notes globally for sale in the United States and elsewhere where such offer and sale is permitted. Application has been made to list and trade the Notes on the London Stock Exchange in accordance with its rules.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-28.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement and the Prospectus do not comprise prospectuses for the purposes of Directive 2003/71/EC (the “Prospectus Directive”). The Republic is exempt from the obligation to comply with the Prospectus Directive as it is a sovereign member state of the European Union.

	Per Note	Total

Public Offering Price	99.86%	$1,997,200,000
Underwriting Discount	0.20%	$4,000,000
Proceeds, before expenses, to the Republic	99.66%	$1,993,200,000

Interest on the Notes will accrue from January 29, 2010 to the date of delivery.

The underwriters expect to deliver the Notes to purchasers on or about January 29, 2010 only in book-entry form through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including, Euroclear Bank S.A./N.V (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream”).

Joint Book-Running Managers

Citi	Deutsche Bank Securities

January 26, 2010

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the accompanying Prospectus.

Prospectus Supplement

Prospectus

INTRODUCTION

This Prospectus Supplement supplements the attached Prospectus relating to the debt securities of the Republic. You should read this Prospectus Supplement along with the attached Prospectus. Both documents contain information you should consider when making your investment decision. Certain other documents are incorporated by reference into this Prospectus Supplement and the Prospectus. If the information in this Prospectus Supplement differs from the information contained in the Prospectus or any document that is incorporated by reference, you should rely on the information in this Prospectus Supplement.

Official economic data in this Prospectus Supplement, the accompanying Prospectus and any documents incorporated by reference may not be directly comparable with data produced by other sources. Although a range of government ministries, including the Ministry of Finance, the National Bank of Hungary and the Central Statistical Office, produce statistics on the Republic and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies. Prospective investors in the Notes should be aware that figures relating to the Republic’s GDP and many other aggregate figures cited in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference have been prepared in accordance with EU standards and may differ from figures prepared by international bodies, such as the International Monetary Fund, which use a different methodology. The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information. Prospective investors should be aware that none of the statistical information in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference has been independently verified.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Republic or the underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any exchange, purchase or sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus Supplement and the accompanying Prospectus is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Republic since such date.

The Republic accepts responsibility for the information it has provided in this Prospectus Supplement and the accompanying Prospectus and, after having taken all reasonable care and to the best of its knowledge, confirms that:

•	the information contained in this Prospectus Supplement and the Prospectus is true and correct in all material respects and is not misleading, and

•	it has not omitted other facts the omission of which makes this Prospectus Supplement and the Prospectus as a whole misleading.

The Notes are debt securities of the Republic, which are being offered globally for sale in the United States and elsewhere where such offer and sale is permitted. Offers and sales of the Notes in the United States are being made pursuant to a registration statement on Schedule B that we filed with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended. This Prospectus Supplement and the Prospectus are part of the registration statement. The Prospectus provides you with a general description of the securities that the Republic may offer, and this Prospectus Supplement contains specific information about the terms of the Notes. This document also adds, updates or changes information provided or incorporated by reference in the Prospectus. Consequently, before you decide to participate in the offering, you should read this Prospectus Supplement together with the Prospectus as well as the documents incorporated by reference in the Prospectus Supplement and Prospectus.

A decision to participate or not participate in the offering will involve certain risks. It is important that you read “Risk Factors” beginning on page S-28 of this Prospectus Supplement.

None of this Prospectus Supplement, the Prospectus nor any document incorporated by reference are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Republic or the underwriters that any recipient of this Prospectus Supplement, the Prospectus or any document incorporated by reference should purchase Notes.

You must comply with all laws that apply to you in any place in which you possess this Prospectus Supplement and the accompanying Prospectus. You must also obtain any consents or approvals that you need in order to purchase Notes. Neither the Republic nor the underwriters are responsible for your compliance with these legal requirements. It is important that you read “Underwriting — Notice to Investors” beginning on page S-42 of this Prospectus Supplement.

The Republic has prepared this Prospectus Supplement and the accompanying Prospectus and is responsible for their contents. You are responsible for making your own examination of the Republic and your own assessment of the merits and risks of purchasing Notes pursuant to the offering. By purchasing Notes, you will be deemed to have acknowledged that:

•	you have reviewed the offering;

•	you have had an opportunity to request and review any additional information that you may need; and

•	the underwriters are not responsible for, and are not making any representation to you concerning, the accuracy or completeness of the offering.

The Republic and the underwriters are not providing you with any legal, business, tax or other advice in the offering. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to purchase Notes. We cannot guarantee that the application to the London Stock Exchange for listing of the Notes will be approved, and settlement of the Notes is not conditioned on obtaining this listing.

As used in this Prospectus Supplement, “business day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or London.

In this Prospectus Supplement, all amounts are expressed in Hungarian forints (“HUF”), Euros (“€” or “EUR”), Special Drawing Rights (“SDR”) or U.S. dollars (“USD”, “US$”, “$”), except as otherwise specified.

The Republic is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. The Republic will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes. In the event investors attempt to enforce a judgment against the Republic by attempting to attach assets located outside the Republic, such assets may be immune from attachment notwithstanding the Republic’s waiver of sovereign immunity. The Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”) with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Republic with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the Republic unless a court were to determine that the Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action. See also “Description of the Debt Securities — Enforcement of Judgments” and “— Governing Law” in the Prospectus.

In connection with the issue of the Notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However there is no assurance that the underwriters (or any person acting on behalf of the underwriters) will undertake such stabilizing action. Any stabilizing action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end at no later than the earlier of 30 days after the issue of the Notes and 60 days after the date of allotment of the Notes.

The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions is restricted by law. Persons who acquire this Prospectus Supplement and the accompanying Prospectus are required by the Republic and the underwriters to inform themselves about, and to observe, any such restrictions. See “Underwriting — Notice to Investors” in this Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus include or may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. All statements other than statements of historical facts included in this Prospectus Supplement, the Prospectus and any document incorporated by reference in this Prospectus Supplement and the Prospectus regarding (among other things) the Republic’s economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. Such statements include, but are not limited to, statements in this Prospectus Supplement, the Prospectus and documents incorporated by reference which refer to:

•	expected budget amounts for 2009, 2010, 2011, 2012 and 2013;

•	estimated future budget deficits;

•	estimated future macroeconomic indicators;

•	expected expenditure cuts for 2010 and 2011;

•	2010 financing plan;

•	future privatizations and revenues from them;

•	future development of the current account deficit;

•	future development and sustainability of health care and pension systems;

•	foreign direct investment in 2010 and 2011;

•	the Convergence Programme, future participation of Hungary in the European exchange rate mechanics (ERM II), and the future introduction of the Euro as the official Hungarian currency; and

•	expected future payments on public debt.

By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

DOCUMENTS INCORPORATED BY REFERENCE

The Republic files Annual Reports on Form 18-K with the Commission on a voluntary basis. The Republic’s Annual Report, on Form 18-K for the fiscal year ended December 31, 2008, as amended by an amendment filed with the Commission on October 23, 2009 on Form 18-K/A (the “Annual Report”) is hereby incorporated by reference into this Prospectus Supplement. Any statement or financial data in the Annual Report will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement or financial data contained in this Prospectus Supplement modify or supersede such statement or financial data in the Annual Report.

THE REPUBLIC OF HUNGARY

This Prospectus Supplement and the accompanying Prospectus contain information that should be read carefully before any decision is made with respect to the offering. Any decision to invest in the Notes by an investor should be based on consideration of the Prospectus Supplement and the accompanying Prospectus as a whole. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully. The following overview is qualified in its entirety by reference to, and should be read in connection with, the information appearing elsewhere or incorporated by reference in this Prospectus Supplement and the Prospectus. Each of the capitalized terms used in this section and not defined herein has the meaning set forth elsewhere in this Prospectus Supplement or in the Annual Report.

This section provides information that supplements the information about the Republic that is included in the Annual Report. To the extent that the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section.

On December 21, 2008, the annual budget for the Republic (the “Budget”), compiled by the Ministry of Finance and as set forth in Act CII of 2008 (a Magyar Köztársaság 2009. évi költségvetésér ől szóló 2008. évi CII. törvény) was published in the Official Gazette (Magyar Közlöny).

The Issuer

Hungary lies in Central Europe and covers an area of approximately 93,000 square kilometers. Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

Currently, the population of Hungary is approximately 10.0 million. Approximately 66% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 97% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding the Republic for the periods indicated:

Selected Macroeconomic Statistics(1)

						First	Second	Third
	December 31,					Quarter of	Quarter of	Quarter of
	2004	2005	2006	2007	2008(2)	2009(2)	2009(2)	2009(2)

Economic Data(3)
Nominal GDP (HUF billions)	20,803.8	21,988.6	23,755.5	25,408.1	26,543.3	5,948.6	6,432.9	6,535.3
Real GDP (growth in %)	4.9	3.5	4.0	1.0	0.6	(6.7)	(7.5)	(7.1)
Real exports (growth in %)	15.0	11.3	18.6	16.2	5.6	(17.8)	(13.9)	(6.9)
Real imports (growth in %)	13.7	7.0	14.8	13.3	5.7	(21.5)	(22.6)	(14.6)
Rate of unemployment (as of the period end(%))	6.3	7.3	7.5	7.7	8.0	9.7	9.6	10.3
Consumer prices (growth in %)	6.8	3.6	3.9	8.0	6.1	3.0 (9)	3.3 (6)	3.9	(10)
Producer prices (growth in %)	3.5	4.3	6.5	0.2	5.3	7.7 (8)	7.2 (5)	6.4	(9)

						First		Second		Third
	December 31,					Quarter of		Quarter of		Quarter of
	2004	2005	2006	2007	2008(2)	2009(2)		2009(2)		2009(2)

State Budget; Public and External Debt(4)
State budget surplus (HUF billions)	(1,327.9)	(1,067.6)	(2,199.0)	(1,361.4)	(893.7)	(566.0	)(5)	(248.6	)(5)	(244.6	)(5)
as a % of GDP	(6.4)	(4.9)	(9.3)	(5.4)	(3.4)	(9.5)		(3.9)		(3.7)
Total revenues (HUF billions)	8,208.0	9,518.3	10,484.4	11,636.9	12,352.9	2,987.9	(5)	3,188.8	(5)	3,001.1	(5)
as a % of GDP	39.5	43.3	44.1	45.8	46.5	50.2		49.6		45.9
Public debt (HUF billions), unconsolidated	11,592.4	12,765.6	14,705.7	15,585.5	18,103.9	20,447.4		18,675.5		18,955.2
as a % of GDP	55.7	58.1	61.9	61.3	68.2	n/a		n/a		n/a
External public debt (HUF billions)	2,983.5	3,590.7	4,124.4	4,472.6	6,774.8	8,426.1		7,222.4		7,848.7
as a % of GDP	14.3	16.3	17.4	17.6	25.5	n/a		n/a		n/a
Balance of Payments Data(7)
Current income (EUR billions)	(6.8)	(6.4)	(6.7)	(6.9)	(7.6)	(0.6)		0.5		0.7
as a % of GDP	(8.3)	(7.2)	(7.5)	(6.8)	(7.2)	n/a		n/a		n/a
Exports (EUR billions)(8)	53.2	60.0	69.2	80.8	86.4	16.6		17.5		18.5
Imports (EUR billions)(8)	55.6	61.1	70.1	79.5	85.6	15.7		15.7		16.5
NBH’s foreign exchange reserves (EUR billions)	11.7	15.7	16.4	16.4	24.0	27.9		26.9		30.6

Sources:  Hungarian Central Statistical Office (“CSO”), National Bank of Hungary (“NBH”), Ministry of Finance

Notes:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent statistical data collected and compiled by the CSO, NBH and the Ministry of Finance.

(2)	Preliminary data.

(3)	Derived from data published by the CSO.

(4)	Derived from the government budget as published by the Ministry of Finance.

(5)	Non-consolidated data excluding local governments.

(6)	Average data for the first half of the year.

(7)	Derived from data published by the NBH.

(8)	Including goods and services.

(9)	Average of the first three months.

(10)	Average of the first nine months.

Key Macroeconomic Indicators

		2009		2010
	2008	Estimate		Forecast(1)

Real GDP (growth in %)	0.6	(6.7	)(2)	(0.6)
Consumer prices (growth in %)	6.1	4.2	(3)	3.9
Current account balance (as a % of GDP)	(7.2)	(0.5	)(2)	(1.5)
ESA95 General government balance	(3.8)	(3.9	)(3)	(3.8)

Source: CSO, Ministry of Finance, NBH

Notes:

(1)	Data used for budgeting purposes. Should not be relied on as predictive of the Republic’s economic performance.

(2)	Preliminary data based on information available as of January 22, 2010.

(3)	Estimation by the Ministry of Finance.

For budgeting purposes, the Ministry of Finance anticipates that real GDP growth will reach 3.9% in 2011, 4.0% in 2012 and 4.1% in 2013. Also, according to estimates by the Organization for Economic Co-Operation and Development, Hungary may record a cyclically-adjusted fiscal surplus of 0.6% of GDP in 2010.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Gross Domestic Product(1)

						First	Second	Third
	For the Year Ended December 31,					Quarter of	Quarter of	Quarter of
	2004	2005	2006	2007	2008	2009	2009	2009
	(HUF billions, except as indicated)

GDP	20,803.8	21,988.6	23,755.5	25,408.1	26,543.3	5,948.6	6,432.9	6,535.3
Annual real GDP growth rate(%)(2)	4.6	3.7	4.1	1.0	0.4	(6.1)	(7.4)	(7.1)
Per capita GDP (in HUF)(4)	2,056,373.2	2,177,616.3	2,357,494.8	2,524,109.0	2,642,328.8	593,019.6	641,880.8	642,008.9
U.S. Dollar Equivalents:
GDP (USD billions)(3)	102.7	110.1	112.8	138.2	154.5	26.3	30.6	33.9
Per capita GDP (USD)(3)(4)	10,148.4	10,906.4	11,199.1	13,730.6	15,380.3	2,621.7	3,053.9	3,383.7

Source: CSO

Notes:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent financial data collected and compiled by the CSO.

(2)	Data adjusted for calendar day effect.

(3)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

(4)	Calculated according to population as of the beginning of the corresponding period.

In the first nine months of 2009, GDP decreased by 7.1%, as compared to the first nine months of 2008. This decline in GDP was attributable to various factors, including a reduction in exports, increase in unemployment, credit constraints and changes in fiscal policy. In the first quarter of 2009, total consumption decreased by 5.7%, gross fixed capital formation declined by 7.0%, and exports fell by 17.8%, while imports dropped by 21.5%. In the second quarter of 2009, total consumption decreased by 4.9%, gross fixed capital formation declined by 3.4%, and exports fell by 13.9%, while imports dropped by 22.6%. In the third quarter of 2009, total consumption decreased by 7.9%, gross fixed capital formation declined by 6.8%, and exports fell by 6.9%, while imports dropped by 14.6%.

Since 2006, there has been a declining trend in both export growth and export market growth. In 2006, export growth was 18.6%, while export markets growth was 11.4%, as compared to export growth of 16.2% and export markets growth of 7.9% in 2007. As a result of the ongoing global financial crisis, the declining trend in the export growth became more significant. In 2008, export growth was 5.6%, while export markets growth was 3.3%, as compared to estimated decline of exports by 12.3% and decline of export markets by 13.3% in 2009. The Budget contemplates an increase in both export growth and export markets growth in 2010 and 2011. The Ministry of Finance anticipates an export growth of 3.6% and 9.2% in 2010 and 2011, respectively, and export markets growth of 2.1% and 4.4% in 2010 and 2011, respectively.

During 2009, the rate of decline in industrial production and industrial exports increased, ranging from a decline of 22.4% in industrial production and a decline of 29.5% in industrial exports in January 2009 compared to the same period of the previous year, to a decline of 12.9% in industrial production and a decline of 11.3% in industrial exports in October 2009.

According to data compiled by CSO, the pace of decline in investments in manufacturing stagnated in the third quarter of 2009 compared to the second quarter of 2009.

In regards to the energy sector, the European Union, including the Republic, has taken steps to reduce its dependence on natural gas supplies from Russia. In 2009, disputes between Russia and the Ukraine over the pricing of natural gas supplies from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although the Republic compensated for the energy shortage through its gas reserves, the service interruption had some adverse impact on certain sectors, including industrials. There is no assurance that future disputes between Russia and the Ukraine will not arise and affect some of the economic sectors of the European Union, including the Republic. To mitigate these risks, the European Union is negotiating for the development of gas pipelines from Central Asia and the Middle East. In addition, the Republic has accumulated gas reserves to help reduce the potential negative effects of future disruptions in energy supplies.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

Inflation

	2004	2005	2006	2007	2008	2009
	(%)

CPI (yearly average)	6.8	3.6	3.9	8.0	6.1	4.2
CPI (year-on-year)	5.5	3.3	6.5	7.4	3.5	5.6
PPI (yearly average)	3.5	4.3	6.5	0.2	5.3	5.2	(1)
PPI (year-on-year)	1.6	4.7	4.5	1.6	5.8	0.3	(1)

Source: CSO

Note: (1)	Latest available (November) data for 2009.

The inflation rate was 2.9% in March 2009 and increased to 5.6% in December 2009 mainly as a result of value added tax (“VAT”) and excise duty changes. The increase in the VAT was part of a tax restructuring. For further discussion on our tax reforms, see “— Taxation.”

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Wages

	2004	2005	2006	2007	2008	2009(1)
	(%)

Nominal net wage index	5.6	10.1	7.6	3.0	7.0	1.8
Real wage index	(1.1)	6.3	3.6	(4.6)	(0.8)	(2.0)

Source: CSO

Note: (1)	Average of the first nine months.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Unemployment

	2004	2005	2006	2007	2008	2009(1)
	(Annual average, %)

Employed	50.5	50.5	50.9	50.9	50.3	49.2
Unemployed	3.3	3.9	4.1	4.0	4.3	5.4
Unemployment rate(2)	6.1	7.2	7.5	7.4	7.8	9.9

Source: CSO

Notes:

(1)	Average of the first nine months.

(2)	Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.

The unemployment rate (calculated using the guidelines of the International Labor Organization) rose by 2.1 percentage points in the first nine months of 2009, as compared to the first nine months of 2008, primarily as a result of lay-offs, particularly in the private sector. Employment in the private sector dropped in the first half of 2009 and increased slightly in September 2009, as compared to August 2009, and in October 2009, as compared to September 2009. In the first half of 2009, the average unemployment rate was 9.6%, which increased in the third quarter of 2009 to 10.3%.

Balance of Payments

The following table sets out the balance of payments of Hungary for the periods indicated:

Balance of Payments(1)

	December 31,
	2004	2005	2006	2007	2008	2009(2)
	(EUR millions)

1. Real economic transaction, net	(2,378.7)	(1,077.6)	(821.9)	1,239.7	780.0	4,643.2
Export	53,178.2	60,023.5	69,248.0	80,762.0	86,390.2	52,608.4
Import	55,556.9	61,101.1	70,069.9	79,522.3	85,610.2	47,965.2
1.1. Goods, net	(2,862.5)	(2,210.1)	(2,051.0)	190.3	(73.9)	3,383.3
1.1.1. Export	44,506.7	49,672.3	58,373.0	68,187.0	72,727.1	42,913.9
1.1.2. Import	47,369.2	51,882.4	60,424.0	67,996.7	72,801.0	39,530.6
1.2. Services, net	483.9	1,132.5	1,229.2	1,049.4	853.9	1,260.0
1.2.1. Export	8,671.5	10,351.2	10,875.0	12,575.0	13,663.1	9,694.5
1.2.2. Import	8,187.7	9,218.7	9,645.9	11,525.6	12,809.2	8,434.6
2. Income and current transfers, net	(4,459.3)	(5,302.4)	(5,884.7)	(8,111.5)	(8,371.1)	(4,057.7)
2.1. Income, net	(4,316.9)	(5,020.2)	(5,578.9)	(7,611.1)	(7,697.0)	(4,166.1)
2.2.1. Income on debt, net	(1,382.1)	(1,771.2)	(1,714.6)	(2,149.6)	(3,367.8)	(2,043.8)
2.2.2. Income on equity, net	(3,678.9)	(4,085.3)	(4,775.3)	(6,219.9)	(5,106.3)	(2,673.8)
2.2.3. Compensation of employees, net	744.1	836.3	911.0	758.3	777.0	551.5
2.2. Current transfers, net	(142.4)	(282.2)	(305.8)	(500.4)	(674.0)	108.5
Of which: EU-transfers	86.9	173.6	345.9	(80.5)	212.8	669.5

	December 31,
	2004	2005	2006	2007	2008	2009(2)
	(EUR millions)

3. Current account balance, net	(6,838.0)	(6,380.0)	(6,706.6)	(6,871.8)	(7,591.1)	585.6
4. Financial account, net	75.8	598.7	667.4	703.1	1,034.3	1,069.6
Of which: EU	112.5	427.5	801.6	840.7	939.3	1,083.6
5. Non debt creating financing, net	3,251.0	3,339.3	(586.7)	(4,648.4)	372.7	413.5
5.1. Abroad, net	(822.9)	(1,932.8)	(2,880.3)	(2,468.8)	(585.7)	(621.7)
5.1.1. Equity capital	(425.9)	(1,837.3)	(2,189.7)	(1,877.7)	(1,017.7)	(498.7)
5.1.2. Reinvested earnings	(397.1)	(95.5)	(690.7)	(591.0)	432.0	(122.9)
5.2. In Hungary, net	3,309.0	5,884.1	3,112.3	3,339.9	3,410.0	872.0
5.2.1. Equity capital	1,081.6	3,966.2	1,475.3	843.9	1,865.1	1,199.0
5.2.2. Reinvested earnings	2,227.4	1,917.9	1,637.0	2,496.0	1,544.8	(327.0)
5.3. Portfolio investment, equity securities, net	765.0	(612.1)	(818.7)	(5,519.5)	(2,451.6)	163.1
6. Net external financing capacity
6.1. Net external financing capacity (CA and Capital account)	(6,762.1)	(5,781.4)	(6,039.2)	(6,168.7)	(6,556.8)	1,655.2
6.2. Financial account balance (Financial account balance including reserves)	(7,946.3)	(7,485.3)	(8,148.7)	(7,811.5)	(8,875.8)	955.5
7. International reserves of the NBH	11,702.6	15,721.3	16,396.8	16,385.5	24,040.1	30,602.8
8. Gross external debt denominated in foreign currencies(3)	31,540.3	40,934.2	48,385.3	58,600.4	82,321.7	87,059.6
Of which: General government and central bank	12,942.4	15,965.4	18,248.9	19,387.0	28,454.4	35,692.5
9. Net external debt denominated in foreign currencies(3)	11,253.8	14,578.2	20,518.6	28,080.5	40,497.4	38,312.6
Of which: General government and central bank	905.6	(179.5)	1,524.3	2,317.4	3,631.4	4,245.6

Source: NBH

Notes:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent financial data collected and compiled by the NBH.

(2)	Cumulated data for the first three quarters of 2009.

(3)	Excluding international reserves.

Selected Balance of Payments (“BOP”) and International Investment Position
(“IIP”) Items (excluding SPE’s)

	First Quarter of	Second Quarter of	Third Quarter of
	2009	2009	2009
	(EUR millions)

1. Real economic transaction, net	842.8	1,814.7	1,985.7
Export	16,575.3	17,513.4	18,519.8
Import	15,732.4	15,698.7	16,534.1
1.1 Goods, net	717.0	1,398.0	1,268.2
1.1.1 Export	13,729.1	14,333.9	14,850.8
1.1.2 Imports	13,012.1	12,935.9	13,582.7
1.2 Services, net	125.8	416.7	717.5
1.2.1 Export	2,846.1	3,179.5	3,668.9
1.2.2 Imports	2,720.4	2,762.8	2,951.4
2. Income and current transfers, net	(1,430.3)	(1,339.6)	(1,287.8)
2.1 Income, net	(1,278.4)	(1,470.1)	(1,417.7)
2.1.1 Income on debt, net	(687.3)	(669.1)	(687.3)
2.1.2 Income on equity, net	(764.1)	(986.2)	(923.5)
2.1.3 Compensation of employees, net	173.0	185.3	193.2
2.2 Current transfers, net	(151.9)	130.4	129.9
Of which: EU-transfers	38.4	298.7	332.3
3. Current account balance, net	(587.5)	475.1	697.9
4. Financial account, net	300.2	415.3	354.2
of which: EU	299.0	416.4	368.2
5. Non debt creating financing, net	(5.7)	(614.7)	1,033.8
5.1 Abroad, net	(114.6)	(373.4)	(133.7)
5.1.1 Equity capital	(69.6)	(347.2)	(81.9)
5.1.2 Reinvested earnings	(45.0)	(26.2)	(51.8)
5.2 In Hungary, net	363.8	(1,037.5)	1,545.8
5.2.1 Equity capital	367.3	350.9	480.9
5.2.2 Reinvested earnings	(3.5)	(1,388.4)	1,064.9
5.3 Portfolio investment, equity securities, net	(254.8)	796.2	(378.2)
6. Net external financial capacity
6.1 Net external financing capacity (CA and capital account)	(287.3)	890.3	1,052.1
6.2 Financial income balance (Financial account balance including reserves)	(430.0)	1,542.9	(157.4)
7. International reserves of the NBH	27,889.6	26,949.8	30,602.8
8. Gross external debt denominated in foreign currencies (excluding direct investment other capital)(1)	86,825.1	86,911.1	87,059.6
Of which: General government and central bank	32,231.2	33,422.8	35,692.5
9. Net external debt denominated in foreign currencies (excluding direct investment other capital)(1)	40,006.2	40,257.4	38,312.6
Of which: General government and central bank	3,491.2	5,654.8	4,245.6

Source: NBH

Notes:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent financial data collected and compiled by the NBH.

(2)	Excluding other capital.

Preliminary data indicate a decrease in the current account deficit in 2009, which is estimated to be approximately EUR 500 million (or 0.5% of GDP), as compared to EUR 7,591 million (or 7.2% of GDP) in 2008. In the first quarter of 2009, the current account deficit decreased to EUR 587 million from

EUR 1,535 million in the first quarter of 2008. In the second quarter of 2009, the current account surplus amounted to EUR 475 million and in the second quarter of 2008 the current account deficit amounted to EUR 1,550 million. In the third quarter of 2009, the current account surplus amounted to EUR 698 million and in the third quarter of 2008 the current account deficit amounted to EUR 2,239 million. The Budget anticipates the current account deficit to be 3.4% of GDP in 2010 and 4.3% of GDP in 2011. See “— Foreign Direct Investment.”

The Republic’s external financing capacity reached -6.7% of GDP in 2006, -6.2% of GDP in 2008 and is expected to reach 1.1% of GDP in 2009 according to an estimate by the Ministry of Finance. The Ministry of Finance anticipates external financing capacity of 0.3% of GDP in 2010 and 0.4% of GDP in 2011.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

Foreign Direct Investment(1)

						First	Second	Third
	For the Year Ended December 31,					Quarter of	Quarter of	Quarter Of
	2004	2005	2006	2007	2008	2009	2009	2009
	(EUR millions)

Direct investment, net	2,741	4,417	2,760	1,584	2,499	109	(1,063)	(174)
Abroad	(892)	(1,756)	(3,127)	(2,598)	(568)	(175)	(537)	(12)
Equity capital and reinvested earnings, net	(823)	(1,933)	(2,880)	(2,469)	(586)	(115)	(373)	(134)
Other capital, net	(69)	177	(247)	(129)	18	(60)	(163)	121
In Hungary	3,633	6,172	5,887	4,182	3,067	284	(526)	(162)
Equity capital and reinvested earnings, net	3,309	5,884	3,112	3,340	3,410	364	(1,038)	1,546
Other capital, net	324	288	2,775	842	(343)	(80)	512	(1,707)

Source: NBH
Notes:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent financial data collected and compiled by the NBH.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the nine months ended September 30, 2009 as compared to the same period in 2008:

Foreign Direct Investment

	Nine Months Ended September 30,
	2008	2009	% change
	(EUR millions)

Direct investment, net	1,188.4	(1,127.4)	(194.9)
Abroad	(277.1)	(723.6)	161.1
Equity capital and reinvested earnings, net	94.8	(621.7)	(755.8)
Equity capital, net	(386.5)	(498.7)	29.0
Reinvested earnings, net	481.3	(122.9)	(125.5)
Other capital, net	(371.9)	(101.9)	(72.6)
Assets, net	(494.5)	(211.7)	(57.2)
Liabilities, net	122.6	109.8	(10.4)
In Hungary	1,465.6	(403.9)	(127.6)
Equity capital and reinvested earnings, net	1,123.5	872.0	(22.4)
Equity capital, net	910.5	1,199.0	31.7
Reinvested earnings, net	213.0	(327.0)	(253.5)
Other capital, net	342.1	(1,275.9)	(473.0)
Assets, net	(1,204.5)	(3,722.8)	209.1
Liabilities, net	1,546.6	2,446.9	58.2

Source: NBH

During the nine-month period ended September 30, 2009, the balance of net direct investment showed an outflow of EUR 1,127 million compared to the EUR 1,188 million net inflow during the same period of 2008.

Direct investment abroad in the nine-month period ended September 30, 2009 generated a net outflow of EUR 724 million, while in the same period in 2008 direct investment abroad generated a net capital outflow of EUR 277 million. The deterioration was primarily a result of the EUR 123 million net capital outflow in case of net reinvested earnings abroad in the nine-month period ended September 30, 2009, while net reinvested earnings abroad in the same period of 2008 generated an EUR 481 million capital inflow. In case of net equity capital abroad there was a net capital outflow of EUR 499 million in the nine-month period ended September 30, 2009, while during the same period of 2008 the net capital outflow in case of net equity capital abroad amounted to EUR 386 million. In the nine-month period ended September 30, 2009, there was a net capital outflow of EUR 102 million in case of other capital abroad, while during the same period in 2008 there was a capital outflow of EUR 372 million in case of other capital abroad.

Direct investment in Hungary in the nine-month period ended September 30, 2009 generated a net outflow of EUR 404 million, while in the same period in 2008 direct investment in Hungary generated a net capital inflow of EUR 1,466 million. The deterioration was primarily a result of the EUR 327 million net capital outflow in case of net reinvested earnings in Hungary in the nine-month period ended September 30, 2009, while net reinvested earnings in Hungary in the same period of 2008 generated an EUR 213 million capital inflow. In case of net equity capital in Hungary there was a net capital inflow of EUR 1,199 million in the nine-month period ended September 30, 2009, while during the same period in 2008 the net capital inflow in case of net equity capital in Hungary amounted to EUR 911 million. In the nine-month period ended September 30, 2009, there was a net capital outflow of EUR 1,276 million in case of other capital in Hungary, while during the same period in 2008 there was a capital inflow of EUR 342 million in case of other capital in Hungary.

In recent years, reinvested earnings in Hungary and foreign direct investment in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.

According to data compiled by NBH, as at the end of the third quarter of 2009, the stock of FDI was EUR 82.7 billion, as compared to EUR 83.4 billion as at the end of the third quarter of 2008.

Based on preliminary data, the Ministry of Finance estimates that FDI in Hungary was EUR 2.4 billion (2.6% of GDP) in 2009 and, for budgeting purposes, it anticipates that FDI in Hungary will be approximately EUR 3 billion (3.1% of GDP) in 2010 and approximately EUR 4 billion (3.9% of GDP) in 2011.

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Gold and Foreign Exchange Reserves

	December 31,
	2004	2005	2006	2007	2008	2009
	(EUR millions)

International net gold reserves(1)	31.7	42.9	47.6	55.8	61.0	75.9
Foreign exchange(2)	11,670.9	15,678.4	16,349.1	16,329.7	23,979.1	30,600.5

Total	11,702.6	15,721.3	16,396.8	16,385.5	24,040.1	30,676.4

Source: NBH
Notes:

(1)	Gold valued at London rates fixed on the relevant date.

(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

Recent Developments in Monetary Policy

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Selected Interest Rates

	December 31,
	2004	2005	2006	2007	2008	2009

NBH base rate(1)	9.50	6.00	8.00	7.50	10.00	6.25
Real rate(2)	3.8	2.6	1.4	0.7	6.3	0.6

Source: CSO, NBH
Notes:

(1)	Two-week rate.

(2)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) -1, where interest rates are expressed as decimal numbers.

According to the NBH’s latest Quarterly Report on Inflation, published in November 2009, there is a high probability of not achieving the 2009 and 2010 inflation targets mainly as a result of VAT and excise duty changes. In the Report on Inflation, the NBH estimated 2009 and 2010 average annual inflation to be 4.2% and 3.9%, respectively, which is higher than the 3% long-term inflation target rate. According to the Report on

Inflation, the 2011 average annual inflation will be 1.9% and below the 3% long-term inflation target. In December 2009, the 12-month inflation rate was 5.6%.

On January 20, 2009, the NBH cut the central bank base rate by 50 basis points. The central bank base rate stood at 9.50% as of April 21, 2009. During the first three months of 2009, the forint weakened further, trading above the HUF 310/€ level.

On January 28, 2009, the NBH announced that from February 2, 2009 until withdrawal the NBH would introduce Swiss franc (“CHF”) liquidity-providing one-week, fixed price EUR/CHF FX swap tenders. Under the tender scheme, certain credit institutions would be allowed to transact EUR/CHF FX swaps with the NBH at a fixed price on the first trading day of the week. In the starting leg of the transaction, the counterparty of the NBH would sell Euros to the NBH in exchange for Swiss francs. The NBH would announce the fixed price expressed in swap points in advance. The NBH would accept bids up to EUR 5.0 billion.

On the same day, the Swiss National Bank (“SNB”) and the NBH announced an establishment of a temporary EUR/CHF swap agreement. The facility would allow the NBH to provide Swiss franc funding to banks in its jurisdiction in the form of foreign exchange swaps. Starting on February 2, 2009, the NBH would join the weekly EUR/CHF foreign exchange swap operations conducted under the umbrella of the SNB. Under the agreement, SNB would provide the NBH with Swiss francs against the Euro. The EUR/CHF swap operations would be conducted with a term of seven days at a fixed price. This measure expired at or around the end of April 2009.

Moreover, the NBH decided to broaden the range of counterparties eligible to participate in the six- month, variable-rate collateralized loan tenders.

On February 5, 2009, the NBH announced the introduction of a six-month EUR/HUF swap tender providing Euro liquidity on March 2, 2009 up to EUR 5.0 billion.

The NBH extended the range of eligible collateral in lending to banks to include certain Euro or Swiss francs denominated local authority bonds from February 20, 2009.

On March 2, 2009, the NBH announced that as of March 9, 2009 until further notice, the NBH would introduce Euro liquidity providing three-month, variable-rate EUR/HUF FX swap tenders to any amount remaining unallocated of the EUR 5.0 billion assigned for the six-month EUR/HUF FX swap tenders.

On March 8, 2009, the NBH announced that the NBH intends to encourage banks to increase their recourse to its forint and foreign currency liquidity-providing instruments introduced recently, would soon be converting EU funds in the market and stands ready to use the full range of monetary policy instruments at its disposal.

On March 12, 2009, the NBH announced that, in line with the Monetary Council’s decision on March 8, 2009, the NBH would start converting the net current and capital transfers from the European Union on the foreign exchange market. On the basis of the forecast of the Ministry of Finance, the NBH expected that the amount of net transfers from the EU to be converted would be approximately EUR 1.4 billion in 2009. The NBH would convert this amount on the interbank foreign exchange market in a discretionary manner over the course of the year as regular over-the-counter transactions.

On April 27, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of July 2009 to support further improvements in the short-term Swiss franc funding markets. The interest rates used to calculate the fixed swap points will be aligned closer with market interest rates.

On June 25, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of October 2009 to support further improvements in the short-term Swiss franc funding markets.

On July 28, 2009, the NBH cut the central bank base rate by 100 basis points.

On August 25, 2009, the NBH cut the central bank base rate by 50 basis points.

On September 24, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of January 2010 to support further improvements in the short-term Swiss franc funding markets.

On September 29, 2009, the NBH cut the central bank base rate by 50 basis points.

On October 5, 2009, the NBH proposed to the Ministry of Finance to regulate commercial banks’ foreign currency lending practices. Discussions initiated earlier by the NBH, which were aimed at developing self-regulation for the banking sector, did not produce the desired results. In addition, the Hungarian Competition Authority prefers to issue regulations rather than promote self-regulation of the market. Therefore, according to the statement of the NBH, regulatory intervention is required to reduce the vulnerability of the Hungarian economy as well as to reduce the risks of households. The rules proposed by the NBH would result in a marked improvement in the stability of the Hungarian financial intermediary system and the economy. The proposed regulation is aimed at tightening credit standards by defining payment-to-income (PTI) and loan-to-value (LTV) ratios that reflect the true level of risk and aimed at limiting the maximum term of car purchase loans. Furthermore, tighter criteria should be introduced for foreign-currency denominated loans, as these may carry a significantly higher risk due to exchange rate fluctuation. The NBH sent its proposal for the regulation and the accompanying impact study to the Ministry of Finance. According to the impact study, the proposed limits to PTI and LTV ratios would slow down the recovery somewhat in the short-term. However, the composition of growth would show a more balanced pattern, the risks facing households would be lower, and consequently, the country would become less vulnerable due to a lower current account deficit. That, in turn, would make it possible to reduce the interest rate differential between the forint and the Euro, and would contribute to faster growth over the longer term.

On October 20, 2009, the NBH cut the central bank base rate by 50 basis points.

On November 23, 2009, the NBH decided to widen the interest rate corridor around the policy interest rate from ±50 basis points to ±100 basis points, with effect from November 24, 2009. As a result, for the central bank’s counterparties the interest rate on the overnight deposit facility is 50 basis points lower, and on the overnight collateralized loan it is 50 basis points higher, than the policy interest rate. With the reduction in the central bank base rate to 6.5%, also effective from November 24, 2009, the bank’s overnight standing deposit rate was set at 5.5% and the overnight collateralized loan rate was set at 7.5%. At the same time, the interest rate on the two-week central bank loan exceeded the policy rate by 50 basis points, i.e. it was set at 7.0%.

On November 24, 2009, the NBH cut the central bank base rate by 50 basis points.

On December 22, 2009, the NBH cut the central bank base rate by 25 basis points. As of December 31, 2009, the base rate was 6.25%.

Exchange Rate

In the first quarter of 2009, the forint continued a weakening trend as a result of the ongoing negative impact of the global financial crisis and global economic slowdown. However, in the second quarter of 2009, the forint strengthened as a result of a relatively high central bank base rate, decreasing expected Hungarian fiscal and current account deficit and improving global economic growth expectations. On December 31, 2009, the forint strengthened to the HUF 270.84/Euro level.

As of January 22, 2010, the HUF/Euro exchange rate was HUF 271.12 per EUR 1.00.

Banking Sector and Banking Regulations

During 2009, the Republic enacted certain regulatory changes in response to the global financial crisis. Such changes stabilized the banking sector. The average capital adequacy ratio of investment firms and commercial banks was 13.1% at September 30, 2009, well above the regulatory requirement, while the profitability of the banking sector, measured as return on equity (ROE), stood at almost 15% as of September 30, 2009.

The primary regulatory changes that occurred in December 2009 are as follows:

•	Legislation on strengthening the institutional framework for financial supervision was approved by the Parliament in December 2009. In line with this legislation, the Hungarian Financial Supervisory Authority (“HFSA”) was upgraded to an autonomous institution that is accountable to the Parliament and controls its budget and human resources. Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister of Finance. Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days or to publicly explain the rationale for disagreeing with such proposal.

•	A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by the Parliament in December 2009. These amendments, among other things, establish a stronger regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (capital adequacy ratio falling below 4 percent), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions.

•	Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly installments for foreign currency loans than for forint loans. The main restrictions introduced by these regulations are the following:

	Currency	Ratio

For all types of household loans
Maximum payment-to-credit limit(1) ratio	Forint	—
	Euro	80%
	Other currency	60%
For household mortgages
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
For car purchase financing
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
Maximum maturity of car financing: 7 years

Note:

(1)	Credit limits are to be determined in line with the in-house regulation of each bank.

In addition, the banking sector received financial assistance from the Government. By virtue of law, the Government is entitled to provide loans to resident banks to assist them in meeting their foreign exchange funding needs, while the central bank introduced new foreign exchange swap facilities to provide foreign exchange liquidity.

In May 2009, the Republic acquired a special priority share in FHB Jelzálogbank Nyrt. (a Hungarian-registered mortgage bank) issued in accordance with the Act CIV of 2008 on the strengthening of the stability of financial intermediaries. As a holder of this share, the Republic must consent to any dividend payments and resolutions subject to the approval by a 75% majority at the general shareholders meeting. The parent banks of the largest foreign bank subsidiaries in Hungary confirmed their commitment to maintain their overall exposure to Hungary and to provide additional capital to their bank subsidiaries to the extent necessary.

Public Finance

Recent Developments in Public Finance

According to preliminary data compiled by the Ministry of Finance available in January 2010, the general government deficit (including local governments) for the year 2009 amounted to HUF 992.6 billion (3.8% of GDP), according to the GFS methodology. The general government deficit for the year 2009 according to the ESA methodology (local governments included) reached HUF 991.2 billion, equalling 3.8% of the GDP for the year 2009.

The 2010 planned general government deficit (local governments excluded) is HUF 870.3 billion (3.3% of GDP) according to the GFS methodology. The 2010 expected general government deficit equals the planned deficit.

On October 29, 2008, the IMF, the EU and the World Bank agreed to grant to the Republic a financial assistance package of up to USD 25.1 billion. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion). The Republic may also request a draw down of USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.

A HUF 600 billion banking sector package was set up by the Parliament. The banking sector package contains provisions for added capital and funds a guarantee fund for interbank lending. Funding was divided as follows: total funding of HUF 600 billion was divided equally between the Capital Base Enhancement Fund and the Refinancing Guarantee Fund. The package was available to private Hungarian banks of systemic importance. The Capital Base Enhancement Fund was set up to bring the eligible banks’ capital adequacy ratio (CAR) up to 14%. The Guarantee Fund was intended to provide comfort to wholesale funding providers and secure the refinancing of the eligible banks. The fund expired at the end of 2009 without any drawdowns.

As of July 15, 2009, from the financial assistance package provided by the IMF, SDR 0.1 billion was used for the bank rescue package, SDR 1.8 billion was used in form of loans to banks, and SDR 2.2 billion was used for sovereign debt service. Meanwhile, from the financial assistance package provided by the EU, the already drawn EUR 5.5 billion was used for sovereign debt service. Furthermore, the NBH also drew SDR 1.3 billion in the end of June 2009.

In November 2008, the Parliament approved the act on fiscal responsibility. The act set out new fiscal rules regarding the central subsystem of the government, established the Fiscal Council and introduced guarantee elements prevailing in the planning of the budget, which ensure that, compared to the accepted medium term expenditure ceilings, additional expenditure claims could only be planned in the event that their negative effect on the balance can be offset by the decrease of other expenditure elements or increase in revenues. The act also determines expenditure caps and balance limitations, both for the short term and the long term.

On January 8, 2009, the Ministry of Finance published the preliminary general government deficit (excluding local governments) for the year 2008 according to the GFS methodology. The deficit reached HUF 907.1 billion, equalling 3.3% of the projected GDP for the year 2008.

In February 2009, the Republic undertook certain reform measures. The key structural changes included increasing retirement age, changing pension indexation rules, establishing an upper limit of a “13th month” pension benefit of HUF 80,000, eliminating the “13th month” pension benefit for new entrants, tightening disability retirement rules, cutting interest subsidy to housing loans, cutting compensation to gas and heating costs (consumer prices), changing family allowance, child-care pay (as abbreviated in Hungarian: GYED) and child-care aid (as abbreviated in Hungarian: GYES), and changing local government subsidies. The pension reforms aim to reduce pension expenditures by 3% (as a% of GDP) over a period of approximately the next 50 years.

Cost-cutting measures introduced in February 2009 were mostly of a structural nature. Thus, their effect will only partially appear in the year 2009, but in 2010 and 2011, the effect should be much greater. According to Ministry of Finance estimates, expenditures were cut by HUF 375 billion in 2009, as compared to the figures included in the Republic’s 2008 Convergence Report. The Republic expects to make expenditure cuts of HUF 972 billion and HUF 1,051 billion in the years 2010 and 2011, respectively.

The measures are intended to significantly improve the sustainability of the pension system and to effect changes in the financing of local governments. Also, fundamental changes targeted social distributions (i.e., social benefits and family subsidies).

In June 2009, the Government enacted tax reforms reducing the tax wedge at the average wage from 54% in 2008 to below 46% in 2010, and marginal effective rates at the average wage decreased from 62% to 38.6%.

On April 1, 2009 the NBH published the preliminary general government debt figure (including local governments) as of the end of 2008, according to the ESA methodology. The debt reached HUF 19,318.4 billion, equalling 73.0% of the preliminary GDP for 2008.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Budget Trends(1)

	General government balance, consolidated
						2009(2)
	2004	2005	2006	2007	2008	Preliminary
	(HUF billions)

GFS method
Revenues	8,208	9,518.3	10,484.4	11,636.9	12,572.7	12,096.7
Privatization receipts	10.9	16.1	17.3	24.0	n/a	n/a
Revenues (excluding privatization receipts)	8,197.1	9,502.2	10,467.1	11,612.9	12,572.7	12,096.7
Expenditures	9,525	10,570	12,666.1	12,974.3	13,466.4	13,089.2
Balance (excluding privatization receipts)	(1,327.9)	(1,067.6)	(2,199.0)	(1,361.4)	(893.7)	(992.6)
Balance in % of GDP	(6.5)	(4.9)	(9.2)	(5.4)	(3.4)	(3.8)
ESA method (excluding private pension funds)
Revenues	8,795.9	9,300.5	10,145.0	11,394.5	12,076.7	11,910.1
Expenditures	10,134	11,020	12,333.5	12,642.5	13,079.2	12,901.3
Balance	(1,337.8)	(1,719.2)	(2,188.5)	(1,248.0)	(1,002.5)	(991.2)
Balance in % of GDP	(6.5)	(7.8)	(9.2)	(4.9)	(3.8)	(3.8)

Source: CSO and Ministry of Finance

Notes:

(1)	For methodological remarks on budgets, see “Public Finance — General Information — Methodology” in the Annual Report.

(2)	With projected GDP.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the years 2004 to 2006, the final budget for 2007 and 2008 and the preliminary budget for 2009:

Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2009
	Final	Final	Final	Final	Final	Preliminary
	(HUF billions)

Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	448.7	465.6	555.0	700.3	699.9	597.2
DPTT(2)	19.7	23.8	33.6	31.5	38.8	26.6
Customs and import duties	39.3	9.4	9.1	9.2	9.8	8.2
Gambling tax	60.4	66.4	71.5	71.5	72.7	66.7
Eco tax	17.4	15.9	18.1	19.9	25.2	23.9
Simplified business tax	67.0	91.4	143.1	152.8	166.5	169.7
Other central payments	126.4	165.1	140.4	124.1	139.2	111.6
Other payments	23.6	21.2	35.2	19.3	30.1	21.7

Total	802.6	858.7	1,005.9	1,128.6	1,182.1	1,025.6

Taxes on Consumption
Value added tax	1,727.7	1.785.3	1,832.0	1,979.4	2,114.1	2,168.5
Excises	716.2	739.0	849.2	912.0	929.7	902.4

Total	2,443.9	2,524.3	2,681.2	2,891.4	3,043.8	3,070.9

Payments of Households
Gross PIT revenues	1,360.4	1,437.7	1,579.8	1,800.0	1,998.9	1,874.2
PIT revenues of central budget	904.6	997.8	1,119.1	1,305.7	1,440.2	1,224.9
Private persons’ special tax	0.0	0.0	0.0	20.8	27.6	25.5
Tax payments	5.8	3.4	7.3	5.6	5.8	8.3
Fees	100.1	111.8	111.1	118.8	131.0	112.2

Total	1,010.5	1,113.0	1,698.2	1,945.3	2,163.3	2,020.2

Central Budgetary Institutions and Chapter Administered Appropriations
Revenue of the central budgetary institutions	612.4	688.7	832.5	828.8	778.2	797.7
Own revenues of chapter administered professional appropriations	86.4	124.8	133.1	150.8	144.5	237.1
EU support of chapter administered professional appropriations	49.1	195.3	302.2	287.4	329.0	586.9
EU support of central investments	0.5	0.8	0.0	0.0	0.0	0.0

Total	748.5	1,009.5	1,267.8	1,266.9	1,251.7	1,621.7

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2009
	Final	Final	Final	Final	Final	Preliminary
	(HUF billions)

Payments of Central Budgetary Institutions	35.7	57.9	110.5	49.5	94.4	65.5
Payments of Local Governments	10.4	15.3	15.6	11.3	17.0	14.9
Payments of Extrabudgetary and Social Security Funds	67.9	81.3	82.0	135.9	143.4	146.1
Revenues of International Transactions	16.0	6.4	8.6	3.5	1.5	2.1
Payments Related to State Property	68.2	632.0	33.0	48.8	71.7	143.4
Other Revenues	10.9	39.9	20.7	20.3	47.7	39.9
Revenues Related to Debt Service	1.8	116.4	1.0	0.2	9.7	0.1
Lump Sum Cash Flow Facility from EU	42.8	17.8	7.8	0.0	51.1	28.7
Interest Revenues	74.0	108.6	77.6	92.7	82.0	142.2

Total Revenues	5,333.2	6,896.6	7,009.9	7,594.5	8,159.3	8,321.1

Expenditures
Subsidies to Economic Units	122.7	113.1	124.0	197.4	203.1	178.6
Support to the Media	43.2	45.9	46.6	52.2	51.3	53.7
Consumer Price Subsidy	103.8	117.7	117.9	111.9	107.6	107.4
Housing Grants	204.0	232.6	223.5	228.5	185.6	199.3
Family Benefits Social Subsidies
Family benefits	307.8	326.3	471.0	508.1	503.0	464.6
Income supplement benefits	133.7	141.1	147.6	151.7	156.6	149.9
Other specific subsidies	23.3	25.7	27.4	26.5	26.3	26.5

Total	464.8	493.1	646.0	686.3	685.9	641.0

Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	1,927.5	2,038.5	2,280.1	2,382.6	2,348.9	2,234.8
Chapter administered professional appropriations	1,009.5	1,248.6	1,565.4	1,814.5	1,647.0	1,804.6
Central Investment	63.9	49.0	51.1	37.3	0.0	0.0

Total	3,090.9	3,336.1	3,896.6	4,234.4	3,995.8	4,039.4

Support to Political Parties and Other Civil Organizations	3.7	3.7	5.1	5.2	5.2	5.3
Transfer to Social Security Funds	335.9	422.4	890.6	777.8	835.0	913.8
Transfer to Local Governments
Direct transfer from the budget	769.0	881.4	867.1	860.3	863.1	659.1
Transfer from EU	0.0	17.4	24.2	18.7	107.7	106.0
Yielded PIT revenues	455.8	439.9	460.7	494.3	558.6	649.3

Total	1,224.8	1,338.7	1,352.0	1,373.3	1,529.4	1,414.5

Transfer to Extrabudgetary Funds	15.9	20.4	19.2	27.9	32.8	40.6
Expenditures of International Transactions	7.7	7.6	8.0	14.6	14.2	9.5
Debt Service Related Expenditures	10.8	11.1	13.2	10.3	20.6	18.4
Other Expenditures	20.2	34.3	53.2	22.5	26.1	22.6
Reserves	0.0	22.7	0.0	0.0	0.0	0.0

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2009
	Final	Final	Final	Final	Final	Preliminary
	(HUF billions)

Extraordinary Expenditures	47.1	181.2	433.4	73.2	16.0	16.9
Government Guarantees Redeemed	2.7	13.9	10.8	10.3	17.1	20.4
Contribution to EU Budget	119.7	186.6	185.6	189.5	210.6	223.7
Expenditures Related to State
Property	0.0	0.0	0.0	0.0	67.0	97.5
Interest Payments	875.5	903.3	970.0	995.7	1,133.5	1,161.8

Total Expenditures	6,237.6	7,004.5	8,971.5	8,992.4	9,029.2	9,058.3

Source: Ministry of Finance

Notes:

(1)	For methodological remarks on budgets see “Public Finance — General Information — Methodology” in the Annual Report.

(2)	Mine rents.

Taxation

Effective January 1, 2009, the lower bracket of personal income tax was increased to HUF 1.9 million, in contrast to the planned HUF 2.2 million. Also, in contrast to a planned tax rate increase, tax rates were actually reduced from 18% to 17% and from 36% to 32%. As of January 1, 2010, the tax bracket was increased to HUF 5 million and the basis of tax payment was simultaneously broadened.

Since July 1, 2009, employer contribution on income amounts lower than twice the minimum wage decreased from 3% to 1%.

As of January 1, 2010, the contribution system was simplified. Currently, a 27% social security contribution contains a 24% pension insurance contribution and a 3% health insurance and employment market contribution, and employers’, employees’ and entrepreneurs’ contributions were abolished. The solidarity surtax of 4% that applied to natural persons and entities subject to corporate tax was abolished.

As of January 1, 2010, excise duty levied on petrol and alcoholic beverages increased by 10% and on diesel by 7.6% and the minimum tax on cigarettes decreased by 8.3%.

After the Constitutional Court of the Republic held the act on luxury tax to be unconstitutional, as of January 1, 2010, a new tax was levied on certain assets of high value (e.g., residential real property, watercraft, aircraft and high performance cars). On January 26, 2010, the Constitutional Court of the Republic, in its final and non-appealable decision, ruled that the recently-enacted law imposing taxes on high-value residential real property is unconstitutional under the laws of the Republic due to uncertainties in assessing the market value of residential real property. The Constitutional Court did not overturn the tax on other high-value assets (e.g., watercraft, aircraft and high performance cars). The Republic’s estimated revenue for 2010 from the invalidated real property taxes amounted to approximately HUF 50 billion, or approximately 0.2% of projected GDP for 2010. As a result of the loss in anticipated tax revenue, the Republic expects the budget deficit for 2010 to be approximately 0.2% higher than forecasted. The Republic will consider if any offsetting measures will be implemented.

As of January 1, 2010, the simplified business tax rate (in Hungarian: EVA) increased from 25% to 30%.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds:  the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	As of Year Ended December 31,
						2009
	2004	2005	2006	2007	2008	Preliminary
	(HUF billions)

Social Securities Fund
Revenues	2,726.9	3,027.1	3,661.0	4,318.7	4,302.8	4,135.1
Expenditures	3,150.8	3,495.9	3,791.8	4,291.1	4,370.3	4,286.1
Surplus (deficit)	(423.9)	(468.8)	(130.8)	27.6	(67.5)	(151.0)
Extra Budgetary Funds(2)
Revenues	304.7	341.6	391.9	459.5	485.4	466.2
Expenditures	276.8	311.2	342.0	396.6	457.2	496.5
Surplus (deficit)	27.9	30.4	49.9	62.9	28.2	(30.4)

Source: Ministry of Finance

Notes:

(1)	For methodological remarks, see “Public Finance — General Information — Methodology” in the Annual Report.

(2)	Currently, these funds consist of the Central Nuclear Fund, the Labor Market Fund, the Research and Technology Innovation Fund, the National Cultural Fund, the Homeland Fund and the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund.

In 2009, various cost-cutting reform measures were adopted. As of April 1, 2009, pharmaceutical subsidies decreased. Effective August 1, 2009, the sickness benefit rate was reduced, the monthly amount of sickness benefit was limited and the regulation of passive sick-pay became more restrictive.

As of May 1, 2010, the minimum insurance period entitling child-care allowance (in Hungarian: GYED) will grow from 180 days to one year; however, the availability of the allowance will be reduced from 3 years to 2 years. Also as of such time, the period for receiving child-care benefit (in Hungarian: GYES) will be shortened, entitling payments only until a child reaches the age of two rather than three.

As of September 1, 2010, the family allowance entitlement will be available until a child reaches the age of 20 rather than 23.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Local Government Revenues and Expenditures(1)

	As Of Year Ended December 31,
						2009
	2004	2005	2006	2007	2008	Preliminary
	(HUF billions)

Revenues
Own revenues	1,250.0	1,284.2	1,366.5	1,470.7	1,642.9	1,724.9
Subsidiaries	769.0	881.4	867.1	860.3	863.1	678.4
Other revenues	643.6	709.3	804.3	725.8	737.8	672.5

Total GFS — revenues(2)	2,662.6	2,874.9	3,037.9	3,056.8	3,243.5	3,075.8

Privatization revenues	10.9	16.1	15.5	23.9	24.7	3.7

Total revenues	2,673.5	2,891.0	3,053.4	3,080.7	3,268.2	3,079.5

Expenditures
Wages	1,310.1	1,412.8	1,464.9	1,477.9	1,502.7	1,391.3
Investments	448.7	562.4	682.1	583.7	550.6	516.0
Other expenditures	931.2	997.2	1,062.9	1,073.0	1,199.3	1,246.2
Total(2)
GFS — expenditures	2,690.0	2,972.4	3,209.9	3,134.6	3,252.6	3,153.5
Surplus (deficit) — GFS(2)	(27.4)	(97.5)	(172.0)	(77.8)	(9.1)	(77.7)

Total surplus (deficit)	(16.5)	(81.4)	(156.5)	(53.9)	15.6	(74.0)

Source: Ministry of Finance

Note:

(1)	Certain data in this table have been revised since the Annual Report to reflect more recent statistical data collected and compiled by the Ministry of Finance.

(2)	Excluding privatization revenues.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between the Republic and the EU:

Budgeted financial flows between Hungary and the EU budget between 2004 and 2008

						2009
	2004(1)	2005(2)	2006(3)	2007(4)	2008(5)	Preliminary

EU resources appearing in the Hungarian budget(6)	91,942.2	203,749.6	310,076.2	287,396.2	380,107.6	615,548
National contribution (co-financing of projects)(7)	34,897.5	89,393.1	168,189.7	171,615.3	139,991.4	204,309
EU resources out of the Hungarian budget (mainly agricultural subsidies)(8)	90,305.5	178,564.1	113,232.2	167,645.3	203,796.7	n.a.
National contribution to the EU Budget(9)	119,721.4	186,644.5	185,611.9	189,520.0	210,581.0	223,657

Source: Ministry of Finance

Notes:

(1)	Final data based on Act CXVIII of 2005 On the Implementation of the Budget of 2004 of the Republic of Hungary.

(2)	Final data based on Act XCIX of 2006 On the Implementation of the Budget of 2005 of the Republic of Hungary.

(3)	Final data based on Act CXXVIII of 2007 On the Implementation of the Budget of 2006 of the Republic of Hungary.

(4)	Final data based on Act LXXVIII of 2008 On the Implementation of the Budget of 2007 of the Republic of Hungary.

(5)	Data based on Bill T/10380 of 2009 On the Implementation of the Budget of 2008 of the Republic of Hungary.

(6)	Represents the aggregate contribution to the government budget from EU sources.

(7)	Represents the budgeted contribution of the Republic towards projects co-financed with EU funds. Certain EU funds are available only on the condition that the Republic contributes a certain amount to the projects for which such funds are to be provided by the EU.

(8)	Represents payments from the EU budget towards Hungarian private entities; these payments are received by Hungarian persons and companies, and do not appear in the general government budget of Hungary.

(9)	Represents payments from the Hungarian budget towards the EU budget.

Based on preliminary data, the Ministry of Finance estimates that in 2009 the Republic received funds from EU sources amounting to 4.2% of GDP and, for budgeting purposes, it anticipates that the Republic will receive such EU funding in 2010 and 2011 in the amounts of 4.3% and 5.4% of GDP, respectively.

Public Debt

In 2009, domestic loans and issuances represented approximately 74% of the Republic’s total debt incurrence, reflecting an increase in domestic institutional investors and a decrease in foreign investors. The Republic’s borrowings consisted of 23% foreign currency denominated loans, 3% foreign currency denominated bonds, including an issuance in July 2009 of EUR 1.0 billion notes due 2014, 3% forint denominated loans, 14% forint denominated bonds and 57% of treasury bills.

Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

On March 2, 2009, Fitch Ratings Inc. changed its foreign currency and local currency sovereign credit ratings outlook of the Republic from “stable” to “negative” while maintaining the long term foreign currency debt rating at BBB.

On March 30, 2009, Standard & Poor’s Ratings Services changed the long term foreign currency and local currency debt rating from “BBB” to “BBB-”, with negative outlook.

On March 31, 2009, Moody’s Investor’s Service, Inc. changed the long term foreign and local currency debt rating from “A3” to “Baa1,” with negative outlook.

On October 2, 2009, Standard & Poor’s revised its negative outlook to “stable” while it affirmed a debt rating of “BBB-” for the long-term foreign currency and local currency.

The Republic’s level of internal public debt increased in 2009. Based on preliminary figures, in 2009, the total domestic bond issuance reached USD 5.5 billion and the amounts sold at bond auctions gradually increased, surpassing the 2008 average monthly sales in both the third and fourth quarters of 2009. In addition, the Government issued treasuries in the aggregate amount of USD 23.5 billion.

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of the Republic as of September 30, 2009:

Gross External Debt(1)

	As at September 30,
	2009
		% Medium and Long
	Amount of Debt	Term Maturity
	(EUR millions)	(%)

Obligor
National Bank of Hungary(2)	3,355.0	51.4
The Republic(2)	44,538.8	93.6
Private sector(2)(3)	81,557.0	81.4

Total(2)(3)	129,450.8	84.8

Financial derivative liabilities	3,379.1
Entire economy (including financial derivative liabilities)	132,829.8

Source: NBH

Notes:

(1)	In this table, external debt refers to governmental obligations owed to non-resident entities.

(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)	Direct investment debt liabilities included.

After sharply rising from EUR 7,483 million in 2003, private sector net external debt peaked at EUR 40,105 million in 2008 and started to decline in 2009, amounting to EUR 36,024 million as of September 30, 2009.

2010 Financing Plan

The Minister of Finance approved a financing plan for 2010 with respect to its financing needs. The plan contemplates that the Republic will need to borrow a net amount of HUF 982 billion (USD 5.2 billion). It is anticipated that the gross borrowing requirement of the Republic will amount to HUF 6,262 billion (USD 33 billion), of which 93.6% will be forint denominated and 6.4% will be foreign currency denominated. The financing plan contemplates domestic bond issuances of up to HUF 1,356 billion (USD 7.2 billion), reflecting the heightened demand in the domestic bond market, and international bond issuances of up to USD 2.1 billion. The domestic bond issuance is expected to consist primarily of medium-term bonds.

Relations with Multilateral Financial Institutions

On September 25, 2009 the Executive Board of the IMF completed its third review of the Republic’s economic performance. The Board also extended its stand-by arrangement with the Republic by six months to October 5, 2010 to support the country’s economic program during the parliamentary election in April 2010 and transition period to a new government, and approved the re-phasing of the undisbursed amounts over the remainder of the arrangement period.

As of September 30, 2009, the following drawings have been made from the financial assistance package:

•	IMF: SDR 6,373 million by the Republic and SDR 1,265 million by the NBH; and

•	EU: EUR 5.5 billion by the Republic.

On December 18, 2009 the Executive Board of the IMF completed its fourth review of the Republic’s economic performance. Upon the IMF’s completion of its review, SDR 725 million (approximately EUR 788 million or USD 1.15 billion) became available to the Republic from the existing stand-by arrangement. At this time, the Republic does not intend to draw on this line of credit.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus. It does not contain all the information that you should consider before investing in the Notes. You should carefully read the pricing supplement relating to the terms and conditions of the Notes along with this entire Prospectus Supplement and the accompanying Prospectus.

Issuer:	Republic of Hungary

Securities Offered:	US$2,000,000,000 6.250% Notes due January 29, 2020

Maturity Date:	January 29, 2020

Issue Price:	99.86% of the principal amount of the Notes, plus accrued interest totaling US$1,997,200,000, or US$998.6 per US$1,000 principal amount of Notes, from January 29, 2010.

Issue Date:	The Notes are expected to be issued on or about January 29, 2010.

Interest Rate:	6.250% per annum.

Interest Calculations:	Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates:	July 29 and January 29 of each year, commencing July 29, 2010.

Redemption:	The Notes are not subject to redemption prior to maturity. At maturity, the Notes will be redeemed at par.

Ranking:	The Notes constitute direct, unconditional, general and unsecured obligations of the Republic and will rank at least equally, without any preference among themselves, in right of payment with all present and future unsecured and unsubordinated general obligations of the Republic on or after the date the Notes are issued, except for such obligations as may be preferred by mandatory provisions of applicable. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the Notes.

Markets:	The Notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting — Notice to Investors.”

Listing and admission to trading:	Application has been made to list and trade the Notes on the London Stock Exchange.

Form:	The Notes will be book-entry securities in fully registered form, without coupons, registered in the name of Cede & Co., as nominee of DTC, in minimum denominations of US$1,000 and integral multiples thereof.

Clearance and Settlement:	Beneficial interests in the Notes will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the Notes will be issued in definitive form. Investors may elect to hold interests in the Notes through DTC or indirectly through organizations that are participants in such systems, including Euroclear or Clearstream. See “Description of Notes — Global Clearance and Settlement.”

Paying Agent:	Citibank, N.A.

Payment of Principal and Interest:	Principal and interest on the Notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the Notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of the DTC. See “Description of the Notes — Payments” and “— Global Clearance and Settlement.”

Fiscal Agency Agreement:	The Notes will be issued pursuant to the Fiscal Agency Agreement, dated as of January 29, 2010, among the Republic, the Fiscal Agent and the Paying Agent.

Fiscal Agent:	Citibank, N.A.

Default:	The Notes will contain events of default, the occurrence of which may result in the acceleration of the Republic’s obligations under the Notes prior to maturity. See “Description of the Debt Securities — Event of Default; Event of Acceleration” in the accompanying Prospectus.

Collective Action Securities:	The Notes will be designated collective action securities under the Fiscal Agency Agreement. The Notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying Prospectus. The provisions described in this Prospectus Supplement will govern the Notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. Additionally, if an event of default has occurred and is continuing, the Notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding Notes. These provisions are described in the sections entitled “Description of the Debt Securities — Event of Default; Event of Acceleration” and “— Meeting of Holders of Debt Securities; Modification” in the accompanying Prospectus.

Sinking Fund:	None.

Taxation:	For a discussion of United States and Hungarian tax consequences associated with the Notes, see “Taxation” in this Prospectus Supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Principal of and interest on the Notes are payable by the Republic without withholding or deduction from Hungarian withholding taxes to the extent set forth herein. See “Description of the Notes — Hungarian Taxation.”

Governing Law:	The Notes will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York, except for the Republic’s authorization and execution procedures and any other matters that must be governed by the laws of the Republic.

ISIN:	US445545AD87

CUSIP:	445545AD8

Common Code:	048375995

RISK FACTORS

You should read this entire Prospectus Supplement and the accompanying Prospectus carefully. Words and expressions defined elsewhere in this Prospectus Supplement and the accompanying Prospectus have the same meanings in this section. Investing in the Notes involves certain risks. In addition, the purchase of the Notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the Notes. You should make your own inquiries as you deem necessary without relying on the Republic or any underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the Notes. You should consider, among other things, the following:

Risks Relating to the Notes

     There could be no active trading market for the Notes or the trading market for the Notes may be volatile and may be adversely impacted by many factors.

The Notes are a new issue of securities with no established trading market. Although an application has been made to list and trade the Notes on the London Stock Exchange, there is no assurance that such application will be accepted or that an active trading market will develop or will be maintained. The price at which the Notes will trade in the secondary market is uncertain.

The market for the Notes issued by the Republic is influenced by economic and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and European and other industrialized countries. There can be no assurance that events in the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Notes or that economic and market conditions will not have any other adverse effect.

     Certain economic risks are inherent in any investment denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities.

An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the U.S. dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the U.S. dollar and the home currency. Such risks generally depend on events over which the Republic has no control, such as economic and political events and the supply of and demand for the U.S. dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the U.S. dollar against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.

The Notes are unsecured.

The Notes constitute unsecured obligations of the Republic.

     The Notes will contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

The Notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key provisions of the Notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Debt Securities — Event of Default; Event of Acceleration” and “— Meeting of Holders of Debt Securities; Modifications” in the accompanying Prospectus.

Risk Factors Relating to the Republic

     The Republic is a foreign sovereign state and accordingly it may be difficult for you to obtain or enforce judgments against it in U.S. courts.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Introduction” in this Prospectus Supplement and “Description of the Debt Securities — Enforcement of Judgments” and “— Governing Law” in the accompanying Prospectus.

The Republic will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes.

In the event you attempt to enforce a judgment against the Republic by attempting to attach assets located outside the Republic, such assets may be immune from attachment notwithstanding the Republic’s waiver of sovereign immunity. The Republic reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Republic with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the Republic unless a court were to determine that the Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action.

     The Republic’s economy and economic growth are vulnerable to adverse external factors, including future economic difficulties of its major trading partners.

The Republic’s economy and macroeconomic goals are susceptible to adverse external factors, including the ongoing instability in the international financial markets. If economic recovery from the global recession is slow or stalls and the Republic’s primary trading partners continue to experience economic difficulties, it could result in fewer exports by the Republic, which relies on the export market. The European Union, particularly Germany, is the Republic’s largest export market. A decline in demand for imports from the Republic’s major trading partners, such as the European Union, could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth.

     There can be no assurance that the Republic’s credit rating will not change.

Long-term foreign currency and local currency debt of the Republic is currently rated BBB- by Standard & Poor’s, with a stable outlook, and Baa1 by Moody’s, with a negative outlook. The Republic’s foreign currency and local currency sovereign credit rating issued by Fitch Ratings is currently BBB and BBB+, respectively, with a negative outlook. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in the Republic’s credit rating could adversely affect the trading price of the Notes.

USE OF PROCEEDS

The Republic will use the net proceeds from the sale of the Notes for general funding purposes. The Republic estimates the net proceeds will be approximately $1,993,000,000, after deducting its estimated expenses of $200,000.

DESCRIPTION OF THE NOTES

This Prospectus Supplement describes the terms of the Notes in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement.

General

The Notes are to be issued pursuant to a Fiscal Agency Agreement (the “Fiscal Agency Agreement”) dated as of January 29, 2010 among the Republic, Citibank, N.A., as fiscal agent (the “Fiscal Agent”), and as paying agent (the “Paying Agent” and, together with the Fiscal Agent, the “Agents”). The following statements and the statements under “Description of the Debt Securities” in the Prospectus briefly summarize some of the terms of the Notes and the Fiscal Agency Agreement. Such statements are qualified in their entirety by reference to the Fiscal Agency Agreement and to the form of Global Note, described below, to be filed by the Republic with the Commission.

The Notes, issued in an aggregate principal amount of US$2,000,000,000, bear interest at the rate of 6.250% per annum and mature on January 29, 2020. Interest on the Notes is payable semi-annually on July 29 and January 29 of each year, commencing July 29, 2010, to the persons in whose names the Notes are registered at the close of business on the fifteenth day (whether or not a business day) preceding such payment date. If a payment date falls on a day which is not a business day, payment will be made on the next succeeding business day. Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The Notes constitute direct, unconditional, general and unsecured obligations of the Republic and will rank at least equally in right of payment with all present and future unsecured and unsubordinated general obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. The full faith and credit of the Republic has been pledged for the due and punctual payment of all principal and interest on the Notes. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

The Notes are collective action securities and contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Republic’s outstanding securities. These provisions are described in the section “Description of the Debt Securities” in the Prospectus. Under these provisions the Republic may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

The Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at par. Nevertheless, the Republic may at any time repurchase the Notes at any price in the open market or otherwise. The Republic may hold or resell the Notes it purchases or may surrender them to the Fiscal Agent for cancellation.

Further Issues

The Republic may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes even if further Notes have original issue discount for U.S. federal income tax purposes and even if doing so may adversely affect the value of the original Notes. Any additional notes, together with the Notes, will constitute a single series of notes under the Fiscal Agency Agreement.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Debt Securities” in the Prospectus.

Fiscal Agent

The Fiscal Agency Agreement will govern the duties of the Agents. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

The Fiscal Agent is an agent of the Republic, not a trustee for the holders of the Notes, and does not have the responsibility or duty to act for the holders as would a trustee.

Form, Denomination and Registration

The statements set forth in this Prospectus Supplement in this subsection and in the subsections entitled “— Payment” and “— Global Clearance and Settlement” include summaries of certain rules and procedures of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) that affect transfers of interests in the Notes.

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, DTC (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Beneficial interests in the Global Notes, which will be in minimum denominations of US$1,000 and integral multiples thereof, will be represented in, and transfer of such beneficial interests will be effected through, book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository (“participants”). Investors may elect to hold interests in the Global Notes through the Depository or and its participants, including Euroclear or Clearstream, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries (“U.S. Depositaries”), which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. Except under circumstances described below, the Notes will not be issuable in definitive form. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

So long as the Depository or its nominee is the registered owner of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Fiscal Agency Agreement. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Agency Agreement.

The Depository advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). The Depository holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to the Depository, the foregoing information with respect to the Depository has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Euroclear advises that it was created in 1968 to hold securities for its participants (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by Euroclear.

Euroclear also advises that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream.

Individual certificates in respect of Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream notifies the Republic that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act, and in each case a successor clearing system is not appointed by the Republic within 90 days after receiving such notice from Euroclear, Clearstream or DTC or on becoming aware that DTC is no longer so registered, the Republic will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancellation.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Clearstream. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

Payments

Principal and interest payments on Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Notes. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the Unites States of America as at the time of payment is legal tender for the payment therein of public and private debts. None of the Republic, the Fiscal Agent, the Paying Agent or any paying agent or registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The Republic expects that the Depository for the Notes or its nominee, upon receipt of any payment of principal or interest, will credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depository or its nominee. The Republic also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Global Clearance and Settlement

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear or Clearstream Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system in the U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Replacement of the Notes

Should any definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the Republic may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Notes and shall be made at the specified office of the Fiscal Agent set out at the end of this document.

Notices

All notices regarding the Notes will be published in a daily newspaper of general circulation in London for so long as the Notes are listed on the London Stock Exchange and the rules of the London Stock Exchange so require. If at any time publication in any such newspaper is not practicable, notices will be valid if published in such English language newspaper with general circulation in the respective market regions as we shall determine. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

TAXATION

The following describes certain anticipated tax consequences resulting from the ownership of the Notes. This summary does not cover all the possible tax consequences relating to the ownership of the Notes and is not intended as tax advice to any person. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this prospectus. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of the Notes.

Hungarian Taxation

The following is a general discussion of certain Hungarian tax consequences of the acquisition, ownership and disposition of the Notes by the holders. It does not purport to be a comprehensive description of all tax considerations, and, in particular, does not consider any specific facts or circumstances that may apply to a particular holder. This summary is based on the laws of Hungary currently in force and as applied on the date of this prospectus which are subject to change, possibly with retroactive effect.

Prospective holders are advised to consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of the Notes, including the effect of any state or local taxes, under the tax laws of Hungary and each country of which they are residents.

Non-Hungarian Tax Residents

Holders other than individuals.  Effective from January 1, 2010, on the basis of a withholding tax exemption available for payments made by the Republic, non-Hungarian tax resident holders other than individuals are exempt from Hungarian withholding tax on interest received in respect of the debt securities provided that the acquisition, ownership or disposition of the debt securities are not attributable to Hungarian permanent establishments of the respective holders.

Individual holders.  Individual non-Hungarian tax resident holders are subject to tax in Hungary only with respect to their Hungarian source income. Interest paid by the Republic with respect to the Notes is regarded as Hungarian source income and is subject to 20% withholding tax as interest paid in respect of a debt security offered to the public. Recipients who are tax residents of member states of the European Union are exempt from withholding tax, disbursers of the interest (proceed), however, are required to provide information to the authorities on the beneficial owner and the interest paid. Also, any applicable tax treaty may exempt a recipient from the withholding tax or may reduce the applicable withholding tax rate. Individuals exempt from withholding tax or claiming the application of a reduced withholding tax rate shall be required to furnish the disburser with the prescribed tax residency certificate and a certificate of beneficial ownership. If more tax is withheld than prescribed by the law, the recipient may apply for a refund at the Hungarian tax authority. The tax authority shall also require a certificate of tax residence and beneficial ownership. If the interest is paid by a payer not qualifying as a disburser, recipients who are not tax exempt have to file a tax return and pay the tax within 30 days of the receipt of the interest.

Transfer Tax

Other than by way of contract on inheritance, the sale or other disposition of the Notes, as well as the purchase or receipt of the Notes, are not subject to transfer taxes or stamp duties in Hungary. The receipt of the Notes may only subject holders to Hungarian transfer tax when the Notes are transferred gratuitously (by way of gift or otherwise for no consideration) and are delivered within Hungary. Effective from January 1, 2009, inheritance of debt securities issued by the Republic is exempt from inheritance tax.

Hungarian Tax Residents

Non-individual Hungarian tax residents are corporate and non-corporate organizations incorporated (established) under Hungarian laws or those having their place of management in Hungary. Individual Hungarian tax residents are persons: (i) who are citizens of Hungary, (ii) whose stay in Hungary exceeds 183 days within a calendar year, (iii) who have a home permanently available solely in Hungary, or (iv) whose centre of vital interests is in Hungary, if they do not have a permanent home in Hungary or have such place both in Hungary and in other jurisdictions.

Interest on debt securities paid to both individual and non-individual Hungarian tax residents is characterized as interest income and is subject to Hungarian corporate and personal income tax in general.

United States Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of Notes by a holder thereof. This summary only applies to Notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	tax-exempt organizations,

•	dealers or traders in securities or currencies,

•	or to holders that will hold a Note as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the USD.

Moreover, this summary does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of Notes and does not address the U.S. federal income tax treatment of holders that do not acquire Notes as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a U.S. holder of Notes (a “U.S. Holder”) is a beneficial owner of Notes who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership organized in or under the laws of the United States, any State thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to its consequences.

A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder.

Interest

Subject to the discussion below under the caption “Original Issue Discount,” if you are a U.S. Holder, interest paid to you on a Note, including any additional amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. In addition, interest on the Notes will be treated as foreign source income for your U.S. federal income tax purposes.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments to you of interest on a Note generally will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Effect of Hungarian Withholding Taxes

As discussed in “Hungarian Taxation,” under current law, payments of interest on the Notes to foreign investors are subject to Hungarian withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Hungarian taxes withheld by the Republic with respect to a Note, and as then having paid over the withheld taxes to the Hungarian taxing authorities. As a result of this rule, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Republic with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Hungarian income taxes withheld by the Republic. U.S. Holders that are eligible for benefits under the double taxation treaty between the U.S. and Hungary (the “Treaty”) will not be entitled to a foreign tax credit for the amount of any Hungarian taxes withheld in excess of the zero withholding rate provided for under the Treaty, or with respect to which the holder is entitled to obtain a refund from the Hungarian taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Interest generally will constitute foreign source income in the “passive income” basket. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these Hungarian taxes.

Sale, Exchange, or Retirement of Notes

If you are a U.S. Holder, upon the sale, exchange or retirement of a Note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note to you, minus any cash payments of principal you may have received. Any such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the Notes exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Original Issue Discount

General

The following is a summary of the principal U.S. federal income tax consequences of the ownership of Notes issued with original issue discount (“OID”).

A Note, other than a Note with a term of one year or less (a “Short-Term Note”), will be treated as issued with OID (a “Discount Note”) if the excess of the Note’s “stated redemption price at maturity” over its issue price is equal to or more than a de minimis amount (0.25 per cent. of the Note’s stated redemption price at maturity multiplied by the number of complete years to its maturity). Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments provided by the Note that are not payments of “qualified stated interest.” A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in certain circumstances), applied to the outstanding principal amount of the Note.

U.S. Holders of Discount Notes must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Notes. The amount of OID includible in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note’s adjusted issue price at the beginning of the accrual period and the Discount Note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The “adjusted issue price” of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

Fungible Issue

The Republic may, without the consent of the holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

U.S. Backup Withholding Tax and Information Reporting

Payments of principal, and interest and accrued OID on, and the proceeds of sale or other disposition of Notes by a U.S. paying agent or other intermediaries with certain connections to the United States will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments and to accruals of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Payments of principal, and interest and accrued OID on, and the proceeds of sale or other disposition of Notes by a U.S. paying agent or other intermediaries with certain connections to the United States to a holder of a Note that is not a U.S. Holder will not be subject to backup withholding tax and information reporting requirements if appropriate certification (Form W-8BEN or some other appropriate form) is provided by the holder to the payor and the payor does not have actual knowledge that the certificate is false.

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom law and HM Revenue & Customs practice and are not intended to be exhaustive. They assume that the Republic does not act through a permanent establishment in the United Kingdom in relation to the Notes. Any holders of Notes who are in doubt as to their own tax position should consult their professional advisers.

Interest on the Notes

On the basis that interest on the Notes is not expected to have a United Kingdom source, there should be no United Kingdom withholding tax.

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any Notes which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue & Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on the redemption of such Notes HM Revenue & Customs published practice indicates that HM Revenue & Customs will not exercise its power to obtain information where such amounts are paid or received on or before April 5, 2010.

EU Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires member states to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or to certain other persons in another member state, except that Austria, Belgium and Luxembourg may instead impose a withholding system for a transitional period (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld) unless during such period they elect otherwise. Belgium has changed to the provision of information system (rather than a withholding system) from January 1, 2010. A number of third countries and territories have adopted similar measures to the EU Directive.

UNDERWRITING

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal
Amount
Underwriter	of Notes

Citigroup Global Markets Inc.	$1,000,000,000
Deutsche Bank Securities Inc.	$1,000,000,000

Total	$2,000,000,000

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. If any underwriter defaults, the underwriting agreement provides that the commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Notes sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by the Republic

Per note	0.20%

The Republic estimates that its expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $200,000.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of Notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither the Republic nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Republic nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that the transactions, once commenced, will not be discontinued without notice.

The underwriters have performed commercial banking, investment banking and advisory services for the Republic from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for the Republic in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive; provided that the placement exemption rules of the Prospectus Directive are implemented in accordance with the above, and if not, the relevant member state’s private placement rules shall apply.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hungary

This Prospectus Supplement and the accompanying Prospectus has not been and will not be submitted to the Hungarian Financial Supervisory Authority and the Notes will not be offered in the Republic of Hungary in a public offer or a private placement as defined in the Act No. CXX of 2001 on the Capital Markets. Each Manager confirms its awareness of the above and represents that it has not offered or sold and undertakes that it will not offer or sell the Notes in the Republic of Hungary in a public offer or a private placement and will not offer the Notes for sale to the general public in the Republic of Hungary.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic by Dr. Zsolt Szita Law Office, Hungarian counsel of the Government Debt Management Agency Pte Ltd., and by Linklaters LLP, United States counsel for the Republic. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP, United States counsel for the underwriters and by Lakatos, Köves and Partners, Hungarian counsel for the underwriters.

All statements in this Prospectus Supplement and the accompanying Prospectus with respect to matters of the law of Hungary have been passed upon by Dr. Zsolt Szita Law Office, Hungarian counsel of the Government Debt Management Agency Pte Ltd. In rendering their opinions, Linklaters LLP will rely as to all matters of the law of Hungary upon the opinion of Dr. Zsolt Szita Law Office, and Clifford Chance US LLP will rely as to all matters of the law of Hungary upon the opinions of Dr. Zsolt Szita Law Office and Lakatos, Köves and Partners.

GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the London Stock Exchange.

The Notes have been accepted for clearance and settlement through DTC, Euroclear and Clearstream (CUSIP number 445545AD8, ISIN number US445545AD87, Common Code 048375995). The address of DTC is 55 Water Street, New York, NY 10041-0099, United States of America. The address of Euroclear is 1 Boulevard du Roi Albert II, B — 1210 Brussels. The address of Clearstream is 42 Avenue JF Kennedy L-4855 Luxembourg.

Authorization

The issue and sale of the Notes have been authorized by the Minister of Finance of the Republic on January 26, 2010 pursuant to the authority conferred upon him by (i) the Republic of Hungary Act No. CXXX of 2009 on the budget of the Republic of Hungary for the year 2010, (ii) Section 28 of Act IV of 1959 on the Civil Code, (iii) the Republic of Hungary Act No. XXXVIII of 1992 on Public Finances and (iv) the Republic of Hungary Government Decree No. 285/2001 (XII.26.) on Bonds.

Information included in this Prospectus Supplement that is identified as being derived from a publication of, or supplied by, the Republic or the Hungarian government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Hungarian government.

Paying Agent

Citibank, N.A. has been appointed by the Republic as the Paying Agent with respect to the Notes. The Notes will be issued under the Fiscal Agency Agreement, dated January 29, 2010, among the Republic, Citibank, N.A., as the Fiscal Agent, and Citibank, N.A., as the Paying Agent.

Documents

Copies of this Prospectus Supplement, the accompanying Prospectus and the Fiscal Agency Agreement, so long as any of the Notes are outstanding, will be made available at the specified office of the Fiscal Agent set out at the end of this document.

PROSPECTUS

Republic of Hungary

Debt Securities

We may offer up to U.S.$2,000,000,000 of our debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be direct, unconditional, unsecured and general obligations of the Republic of Hungary. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Hungary and will be backed by the full faith and credit of the Republic of Hungary.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this Prospectus is November 29, 2007

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the Republic of Hungary (the “Republic”) filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, the Republic may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$2,000,000,000. This prospectus provides you with basic information about the Republic and a general description of the debt securities the Republic may offer. Each time the Republic sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about the Republic, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement include or may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933. All statements other than statements of historical facts included in this prospectus or in a prospectus supplement regarding (among other things) the Republic’s economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. Such statements include, but are not limited to, statements in this prospectus which refer to:

•	expected budget for 2005 and 2006;

•	estimated future budget deficits;

•	future deregulation of prices;

•	future privatizations and revenues from them;

•	future development of the current account deficit;

•	future development and sustainability of health care and pension systems;

•	the Convergence Programme, future participation of Hungary in ERM II, and the future introduction of the Euro as the official Hungarian currency; and

•	expected future payments on public debt.

By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Republic files Annual Reports on Form 18-K with the SEC on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2006 (the “2006 Form 18-K”) filed with the SEC on November 23, 2007 is hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the SEC by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities and/or warrants to purchase debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.

Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modify or supersede the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.

Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to Hungarian Trade and Investment Commissioner at 500 North Michigan Avenue, Suite 750, Chicago, IL 60611.

WHERE YOU CAN FIND MORE INFORMATION

The Republic files an annual report on Form 18-K with the SEC. The annual report includes financial, statistical and other information concerning the Republic. You can inspect and copy this report at the Office of Investor Education and Advocacy maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s Office of Investor Education and Advocacy. You can also obtain copies of the annual report at prescribed rates from the SEC’s Office of Investor Education and Advocacy. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website at www.sec.gov.

ENFORCEMENT OF JUDGMENTS

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic will be submitting to the jurisdiction of courts present in New York City for lawsuits brought by investors on the debt securities. Thus, the Republic will specifically agree that these courts have the authority to try a case against it for these specific actions.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in New York City or in any appropriate court in Hungary. This waiver of immunity will be limited. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963;

•	any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere; and/or

•	military property or military assets or property or assets of the Republic related thereto.

Thus, the Republic may assert immunity to such actions. Investors may have a difficult time making any claims based upon such securities laws or enforcing judgments against the property described above.

Under Law-Decree No. 13 of 1979 on International Private Law of the Republic of Hungary, the parties may freely agree on a choice of a non-Hungarian jurisdiction and of foreign law in commercial matters provided that there is a substantial foreign element in their legal relationship. The agreed courts have exclusive jurisdiction, unless otherwise provided by the parties.

Under Hungarian law, a judgment of a court established in a country other than the Republic of Hungary may be enforced in the Hungarian courts, if: (i) the jurisdiction of the foreign court is legitimate under the rules of jurisdiction of Hungarian law; (ii) the decision is final under the foreign law under which it was made; (iii) there is reciprocity between Hungary and the state of the foreign court; and that (a) such judgment does not contravene the basic principles of public policy in the Republic of Hungary; (b) the losing party or its representative had proper or timely notice of the proceedings; (c) the proceedings in which the judgment was made did not seriously breach general principles of Hungarian procedural rules; (d) litigation between the same parties involving the same dispute was not commenced in Hungary prior to the initiation of the foreign litigation; and (e) Hungarian courts have not already determined the matter (res judicata). However, Hungarian courts must recognize and enforce judgments of a foreign court chosen by the parties in a commercial matter (in Hungarian: vagyonjogi határozat) even if there is no reciprocity between Hungary and the state of the foreign court, provided that the choice of forum by the parties is valid under the above-mentioned decree.

Following the Republic’s accession to the EU on May 1, 2004, Council Regulation 2001/44/EC on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters applies to judgments and their enforcement by and of courts in the Member States of the EU.

You should note that Hungary is a party to the New York Treaty on the Recognition and the Enforcement of Arbitration Awards, dated June 10, 1958, and therefore the recognition and enforcement of the arbitration awards obtained by a holder of a debt security in a country being a party to such treaty is possible in Hungary, provided that such forum has been chosen. No award will be recognized and enforced however, if the provisions therein are contrary to Hungarian public policy.

Due to the above rules on enforcement, even if a U.S. court were to rule in an investor’s favor, such an investor may have in certain cases a difficult time collecting such amount in Hungary, the location of most of the Republic’s assets.

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from each sale of debt securities will be used for general financing purposes. The Republic may also issue securities in exchange for any of its outstanding securities.

DESCRIPTION OF THE DEBT SECURITIES

This is a brief summary of the terms and conditions of the debt securities and the related fiscal agency agreement. Copies of the debt securities and the fiscal agency agreement forms, which may differ from one series of debt securities to another, will be filed as exhibits to the registration statement that includes this prospectus. You should not assume this summary is complete and should rely primarily on the information found in the exhibits. Each time the Republic sells securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.

General

The Republic will issue the debt securities under a fiscal agency agreement between the Republic and a selected fiscal agent.

The Republic may issue the debt securities in one series or more, as it may authorize from time to time. The prospectus supplement for each such series will contain the following information:

•	designation, aggregate principal amount, any limitation on the aggregate principal amount, currency of denomination and payment, and authorized denominations;

•	percentage of the principal amount at which the debt securities will be issued;

•	level and method of determining any interest rate(s);

•	any dates of interest rate payments and dates from which interest will accrue;

•	any index, price or formula used to set the amount of any payment of principal, premium or interest;

•	places where the principal, any premium and any interest will be payable;

•	any optional or mandatory redemption terms, or repurchase or sinking fund provisions;

•	whether the debt securities will be in bearer form and include any interest coupons, or in registered form, or both bearer and registered form, as well as restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in bearer form; and

•	other specific information as needed.

Any debt securities offered by the Republic that are exchangeable for other debt securities or for shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed by the Republic will be described in the prospectus supplement relating to such debt securities.

The prospectus supplement for a given issue of debt securities will also provide information on the principal United States federal income and other tax consequences, if any, applicable to debt securities that are:

•	issued in bearer form;

•	issued with original issue discount;

•	denominated or payable in more than one currency other than the USD; and

•	issued in amounts set by reference to any index.

The debt securities will be direct, unconditional, unsecured and general obligations of the Republic. Except as explained in the next section, the debt securities will rank at least equally in right of payment with all other unsecured and unsubordinated obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. The debt securities will be backed by the full faith and credit of the Republic. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

The Republic may issue the debt securities as discounted securities which either bear no interest or bear interest at a rate below market rates at the time of issue. These discounted debt securities will be sold at a substantial discount below the stated principal amount.

Holders of the debt securities will be paid the principal, any premium and interest by check, wire transfer or another manner at the place(s) and in the currency or currencies specified in the applicable prospectus supplement.

Claims for payment of the principal amount of the debt securities shall become void ten years after such principal amount became due and payable. Claims for payment of interest on the debt securities shall become void five years after the relevant interest payment date on which the interest became due and payable.

Negative Pledge

As long as any debt security remains outstanding, the Republic will not allow any Security Interest to be established on any of the Republic’s or the National Bank of Hungary’s (“NBH”) assets or revenues, present or future, in order to secure (i) any Public External Indebtedness of the Republic having an original maturity of at least one year, or (ii) any Public External Indebtedness of the NBH having an original maturity of at least one year and incurred on or prior to December 31, 1998, unless the debt securities are secured equally and ratably to this external indebtedness.

For these purposes:

“External Indebtedness” means any obligation in respect of existing or future Indebtedness denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of the Republic of Hungary. If at any time the lawful currency of the Republic of Hungary becomes the Euro, then External Indebtedness shall also include Indebtedness expressed in or payable or optionally payable in Euro, if (i) such Indebtedness was issued after the date on which the Euro became the lawful currency of the Republic of Hungary, and (ii) more than 50% of the aggregate principal amount of such Indebtedness was initially placed outside the Republic of Hungary.

“Public External Indebtedness” means External Indebtedness which: (i) is in the form of, or represented by, bonds, notes or other similar securities, and (ii) is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness of any Person (whether incurred as principal or surety) for money borrowed.

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency of a state or other entity, whether or not having separate legal personality.

“Security Interest” means any lien, pledge, hypothecation, mortgage, security interest, charge or other encumbrance or arrangement which has a similar legal and economic effect, and, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction.

Governing Law

The debt securities will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York (other than Section 5-1401 of the General Obligation Law of the State of New York), except for the Republic’s authorization and execution procedures and any other matters that must be governed by the laws of the Republic. The Republic will submit to the jurisdiction of any state or federal court in New York City for lawsuits brought by investors on the debt securities. Investors may also bring actions against the Republic in the appropriate Hungarian courts. The Republic will appoint the Hungarian Trade and Investment Commissioner, 500 North Michigan Avenue, Suite 750, Chicago, Illinois, 60611, as its authorized agent to receive any process that may be served in an action brought by an investor.

Fiscal Agent

The fiscal agency agreement will govern the duties of the fiscal agent appointed by the Republic for each series of debt securities. The fiscal agent chosen for each series may not always be the same agent. The Republic may also maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Principal at maturity of a debt security will be payable at the office of the fiscal agent upon surrender of the debt security. Interest will be paid by check mailed to the registered holders of the debt securities.

A registered holder of a debt security of a series, the aggregate principal amount of which equals or exceeds $1,000,000, may elect in writing to have interest paid to it by wire transfer in same-day funds to a bank account maintained by the holder in the United States. Notwithstanding anything above to the contrary, if the debt securities are to be issued in the form of global securities (as discussed below) payment of the principal of and interest on any such global debt securities will be made in accordance with the regular procedures established by the depository for those global debt securities.

Please note that the fiscal agent is an agent of the Republic, not a trustee for the holders of the debt securities, and does not have the responsibility or duty to act for the holders as a trustee.

Event of Default; Event of Acceleration

For each series of debt securities:

•	an “event of default” means any of the following:

•	non-payment — the Republic fails to pay the principal of or interest on any debt security in the series for more than 30 days after payment is due; or

•	breach of other obligations — the Republic does not perform any of its other covenants under any debt security in the series for more than 60 days after the holder of the debt security has given written notice of the breach to the Republic at the fiscal agent’s corporate trust office;

•	an “event of acceleration” means any of the following:

•	failure to take action — any action, condition or any other thing which at any time is required to be taken, fulfilled or done in order: (A) to enable the Republic lawfully to enter into, exercise its rights and perform and comply with its obligations under and in respect of that series of debt securities, (B) to ensure that those obligations are legal, valid, binding and enforceable and (C) subject to their official translation into the Hungarian language, to make the debt securities admissible in evidence in the courts of the Republic of Hungary, is not taken, fulfilled or done within 30 days of receipt by the Republic of written notice thereof; or

•	invalidity — it becomes illegal for the Republic to perform any of its obligations under the debt securities or if these obligations become invalid and not remedied by the Republic within 30 days’ written notice thereof.

If an event of default or an event of acceleration occurs, all of the debt securities in the given series may, by written notice addressed and delivered by the holders of at least 25% of the aggregate principal amount of the outstanding securities in that series to the Republic at the office of the fiscal agent, be declared to be immediately due and payable, unless prior to such date the Republic shall have remedied the event of default or event of acceleration for all the debt securities in that series.

If the fiscal agent receives notice in writing from holders of at least 50% in aggregate principal amount of the outstanding securities in the given series and/or a resolution is passed at a meeting of the holders of the debt securities in that series, duly convened and held in accordance with the fiscal agency agreement, to the effect that the event(s) of default and/or event(s) of acceleration giving rise to a declaration of acceleration made pursuant to the conditions above is or are cured or is or are waived by them following any such declaration and that such holders request the fiscal agent to rescind the relevant declaration, the fiscal agent shall, by notice in writing to the Republic and the holders, rescind the relevant declaration whereupon it shall be rescinded and shall have no further effect.

The Republic is not obliged to provide investors with periodic evidence that there are no defaults and/or events of acceleration. Please also note that the fiscal agency agreement does not provide for the holders to be notified of the existence of an event of default or an event of acceleration or for any right to examine the debt securities register.

Payment of Additional Amounts

All payments made in respect of a debt security, including payments of principal and interest, to a holder of a debt security that is not a resident of the Republic, will be made by the Republic without withholding or deducting for or on account of present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by the Republic or any political subdivision or taxing authority within the Republic. In the event the Republic is required by law to deduct or withhold any such taxes from payments, the Republic will pay such additional amounts as may be necessary so that the net amount received is equal to the amount provided for in the debt security to be paid in the absence of such deduction or withholding. A holder will not be paid any additional amounts, however, if the tax is:

•	a tax that would not have been imposed but for the holder’s present or former connection (or a connection of the holder’s fiduciary, shareholder or other related party) with the Republic, including being or having been a citizen or resident of the Republic or being or having been engaged in a trade or business or present in the Republic or having, or having had, a permanent establishment in the Republic;

•	imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC on taxation of savings income in the form on interest payments (the “European Council Directive 2003/48/EC”) or any other Directive implementing the conclusions of the EU Council of Finance Ministers meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	imposed because the holder presents a debt security for payment more than thirty (30) days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•	a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the holder’s nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the debt security), if the holder’s compliance is required by the laws of the Republic or of any political subdivision or taxing authority of the Republic to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the debt security if such payment can be made without such withholding by another paying agent; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlor with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the debt security themselves.

Meeting of Holders of Debt Securities; Modification

The fiscal agency agreement contains provisions for convening meetings of holders of debt securities in a given series to consider matters relating to the debt securities in that series, including, without limitation, the modification of any provision of the terms of the debt securities in that series. Any such modification may be made if, having been approved in writing by the Republic, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Republic and shall be convened by the fiscal agent upon the request in writing of holders holding not less than 10% of the aggregate principal amount of the outstanding debt securities in the given series. The quorum at any meeting of holders convened to vote on an Extraordinary Resolution will be two or more persons holding or representing not less than 50% of the aggregate principal amount of the outstanding debt securities in the given series or, at any adjourned meeting of holders, two or more persons being or representing holders, whatever the aggregate principal amount of the outstanding debt securities held or represented; provided, however, that any proposals relating to a Reserved Matter may only be sanctioned by an Extraordinary Resolution passed at a meeting of holders at which two or more persons holding or representing not less than 75% of the aggregate principal amount of the outstanding debt securities in that series or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding debt securities in the given series form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the holders, whether present or not.

If a resolution is brought in writing, such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more holders.

For these purposes:

“Extraordinary Resolution” means:

•	in relation to any Reserved Matter:

•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; or

•	a resolution in writing signed by or on behalf of holders of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; and

•	in relation to any other matter:

•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 66.67% of the aggregate principal amount of the outstanding debt securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of holders of not less than 66.67% of the aggregate principal amount of all outstanding debt securities in the given series.

“Reserved Matter” means any proposal to:

•	change any date, or the method of determining the date, fixed for payment of principal or interest in respect of the debt securities in the given series, to reduce the amount of principal or interest payable on any date in respect of the debt securities in that series or to alter the method of calculating the amount of any payment in respect of the debt securities in that series on redemption or maturity or the date for any such payment;

•	effect the exchange or substitution of the debt securities in the given series for, or the conversion of the debt securities in that series into, shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed;

•	reduce or cancel the principal amount of the debt securities in the given series;

•	vary the currency or place of payment in which any payment in respect of the debt securities in the given series is to be made;

•	amend the status of debt securities in the given series;

•	amend the obligation of the Republic to pay additional amounts;

•	amend the events of default or the events of acceleration;

•	amend the law governing the debt securities in the given series, the courts to the jurisdiction to which the Republic has submitted in the debt securities in that series, the Republic’s obligation to maintain an agent for service of process in the United States or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder of the debt securities in that series;

•	modify the provisions contained in the fiscal agency agreement concerning the quorum required at any meeting of the holders of the debt securities in the given series or any adjournment thereof or concerning the majority required to pass an Extraordinary Resolution or the percentage of votes required for the taking of any action;

•	change the definition of “Extraordinary Resolution” or “outstanding” in the conditions of the debt securities in the given series and/or fiscal agency agreement;

•	instruct any holder or committee appointed on behalf of all holders of the debt securities in the given series to withdraw, settle or compromise any proceeding or claim being asserted pursuant to the relevant condition of the debt securities in that series;

•	confer upon any committee appointed any powers or discretions which the holders of the debt securities in the given series could themselves exercise by Extraordinary Resolution; or

•	amend the definition of Reserved Matter.

Representative Committee

The holders of the debt securities in a series may, by a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, or by notice in writing to the fiscal agent signed by or on behalf of the holders of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, appoint any persons as a committee to represent the interests of the holders if any of the following events shall have occurred:

•	an event of default or an event of acceleration;

•	any event or circumstance which would, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfillment of any other requirement provided for become an event of default or an event of acceleration; or

•	any public announcement by the Republic, to the effect that the Republic is seeking or intends to seek a restructuring of that series of debt securities (whether by amendment, exchange offer or otherwise).

Such committee in its discretion may, among other things, (i) engage legal advisers and financial advisers to assist it in representing the interests of the holders, (ii) adopt such rules as it considers appropriate regarding its proceedings and (iii) enter into discussions with the Republic and/or other creditors of the Republic.

Global Securities

If specified in a prospectus supplement, the Republic will issue the debt securities as one or more fully registered global securities to be deposited with or on behalf of The Depository Trust Company, New York, New York (“DTC”), its nominee and/or one or more depositories named in the prospectus supplement, such as the Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”).

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” as defined by the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities of its participants and facilitates clearance and settlement of securities transactions through electronic book-entry changes in its participants’ accounts. This eliminates the need to exchange certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system accordingly.

The issuance of global securities by the Republic means the Republic will not issue certificates to each holder. A global security will be registered in the name of the related depository or its nominee, who will keep computerized records of its participants (such as the holder’s broker) whose clients have purchased the debt securities. The participant will keep a record of its clients who purchased the debt securities. Except as explained below or in an applicable prospectus supplement, a global security may be transferred only in whole and only to the appropriate depository or its nominee.

While the relevant prospectus supplement will describe the specific terms of the depository arrangement for any portion of a series of debt securities represented by a global security, the Republic anticipates that the following provisions will apply to all depository arrangements.

After a global security is issued, the Republic expects that the depository or nominee will credit on its electronic system the principal amounts of the debt securities represented by the global security to the accounts of its “participants,” i.e., institutions that have accounts with the depository or nominee. Only participants or persons that may hold interests through participants may own beneficial interests in a global security. These beneficial interests will be shown on, and transfers of global securities will be made only through the records maintained by the depository and its participants. Please note that laws in certain states require that purchasers must acquire securities in physical form (i.e., certificates). Such limitations may prevent certain investors from owning, transferring or pledging a beneficial interest in a global security.

The Republic will provide the fiscal agent with payment of principal, any premium or interest due on the debt securities on an interest payment date or at maturity on that day. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the global security representing the particular debt securities according to arrangements made between the fiscal agent and the depository. The Republic will treat the depository or its nominee as the owner for all purposes. Therefore, neither the Republic nor the fiscal agent will have any direct responsibility or liability for payments made on account of beneficial ownership interests of a global security or for maintaining or reviewing the related records.

After receiving payment of any principal or interest, the depository will credit the accounts of the participants on the payment dates according to their respective holdings of beneficial interests in the global securities as shown in the relevant records. Payments by participants to owners of beneficial interests in the global securities will be governed by the customary practices between the participants and owners of beneficial interests in “street name.” However, payments will be the responsibility of the participants and not of the depository or the Republic.

As long as a depository or nominee is the registered owner of a global security, it will continue to be considered the sole owner and holder of the debt securities represented by the global security. Except for cases outlined in this section or in a prospectus supplement, owners of beneficial interests in a global security:

•	may not have the debt securities represented by the global security registered in their names;

•	will not receive or be entitled to receive debt securities in certificate form through exchange or some other manner; and

•	will not be considered the owners or holders of any debt securities represented by a given global security.

Accordingly, investors owning a beneficial interest in a global security must rely on participants of the depository to exercise any of their rights under the debt securities. Participants must in turn rely upon the procedures of the depository. Under current industry practice, if the owner of a beneficial interest desired to take any action that the depository or its nominee would have the right to take as the holder of the global security, the depository would authorize the participant to take such an action and the participants would then authorize beneficial owners to do the same or would otherwise follow the instructions of the owner of the beneficial interest.

Unless stated otherwise in a prospectus supplement, a global security may only be transferred as a whole in the following manner:

•	by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

•	by such depository or any such nominee to another depository for such debt securities or its nominee or to a successor of the depository or a nominee of such successor.

Under the following conditions, debt securities represented by a global security may be exchanged for debt securities in certificate form in denominations specified in the applicable prospectus supplement:

•	if the depository or each of Euroclear and Clearstream, Luxembourg notifies the Republic that it is unwilling or unable to continue as depository or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed;

•	the Republic decides not to have all of the debt securities of the series represented by the global security;

•	if there is a continuing actual or potential event of default that would allow the holders of the related debt securities to declare their principal and interest immediately due and payable; or

•	in such other events as may be specified in a prospectus supplement.

Any debt security that is exchangeable under the above conditions may be exchanged for debt securities in certificate form registered in the names specified by the depository. Debt securities that have been exchanged may be presented for registration of transfer or exchange at the office of the fiscal agent in London or Luxembourg. Subject to the above, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

TAXATION

The following describes certain anticipated tax consequences resulting from the ownership of the debt securities. This summary does not cover all the possible tax consequences relating to the ownership of the debt securities and is not intended as tax advice to any person. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this prospectus. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of the debt securities.

Hungarian Taxation

The following is a general discussion of certain Hungarian tax consequences of the acquisition, ownership and disposition of the debt securities by the holders. It does not purport to be a comprehensive description of all tax considerations, and, in particular, does not consider any specific facts or circumstances that may apply to a particular holder. This summary is based on the laws of Hungary currently in force and as applied on the date of this prospectus which are subject to change, possibly with retroactive effect.

Prospective holders are advised to consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of the debt securities, including the effect of any state or local taxes, under the tax laws of Hungary and each country of which they are residents.

Non-Hungarian Tax Residents

Holders other than individuals.  Non-Hungarian tax resident holders other than individuals are exempt from Hungarian withholding tax on interest received in respect of the debt securities provided that the acquisition, ownership or disposition of the debt securities are not attributable to Hungarian permanent establishments of the respective holders.

Individual holders.  Individual non-Hungarian tax resident holders are subject to tax in Hungary only with respect to their Hungarian source income. Interest paid by a Hungarian tax resident payer is regarded as Hungarian source income. Tax is withheld from Hungarian source interest income at the rate of 20%. For the purposes of Hungarian withholding tax, interest includes the yield on debt securities (including gains realized upon expiry or disposition). However, the actual tax consequences may be different from the above due to double taxation treaties.

Income paid in connection with debt securities but not classified as interest under the Hungarian tax legislation, including gains realized during a taxable year in respect of a sale or redemption of debt securities, are sourced to the recipient holders’ country of tax residence, and therefore are not subject to Hungarian taxes.

Tax is to be withheld and paid by the payer if the payer qualifies as a disburser under Hungarian laws. In the case of recipients who are tax residents of member states of the European Communities, disbursers are additionally required to file tax returns with the Hungarian tax authority on a monthly basis and are also required to provide information in relation to interest paid, taxes withheld and the beneficial owners of the income annually.

No tax shall be withheld if the provisions of the double taxation treaty exempt the interest from Hungarian taxation, provided that the recipient furnishes the disburser with the prescribed tax residency certificate and a certificate of beneficial ownership. If more tax has been withheld than prescribed by the applicable double taxation treaty, the recipient may apply for a refund at the Hungarian tax authority.

If the payer does not qualify as disburser, recipients who do not qualify as tax residents of a member state of the European Communities have to file a tax return and pay the tax within 30 days of the receipt of the interest. In those circumstances the recipient is allowed to apply the relevant treaty rate.

Transfer Tax

Other than by way of contract on inheritance, the sale or other disposition of the debt securities, as well as the purchase or receipt of the debt securities, are not subject to transfer taxes or stamp duties in Hungary. The receipt of the debt securities may only subject holders to Hungarian transfer tax when the debt securities are transferred gratuitously (by way of gift or otherwise for no consideration) and are delivered within Hungary. Heirs of the holders of the debt securities are subject to Hungarian inheritance tax when the debt securities are deposited and held within Hungary. In the event that the debt securities are deposited and held outside Hungary by an heir who is not a Hungarian citizen, who does not hold a Hungarian residence or immigration permit, or whose place of incorporation is outside Hungary, the inheritance will not trigger Hungarian inheritance tax.

Hungarian Tax Residents

Non-individual Hungarian tax residents are corporate and non-corporate organizations incorporated (established) under Hungarian laws or those having their place of management in Hungary. Individual Hungarian tax residents are persons: (i) who are citizens of Hungary, (ii) whose stay in Hungary exceeds 183 days within a calendar year, (iii) who have a home permanently available solely in Hungary, (iv) whose centre of vital interests is in Hungary, or (v) who maintain their habitual abode in Hungary.

Interest on debt securities paid to both individual and non-individual Hungarian tax residents is characterized as interest income and is subject to Hungarian corporate and income tax in general.

United States Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of debt securities by a U.S. holder thereof. This summary only applies to debt securities held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	certain former citizens or long-term residents of the United States;

•	tax-exempt organizations;

•	dealers or traders in securities or currencies; or

•	to holders that will hold a debt security as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the USD.

Moreover, this summary does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of debt securities and does not address the U.S. federal income tax treatment of holders that do not acquire debt securities as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of debt securities.

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a U.S. Holder is a beneficial owner of debt securities who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes, or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the debt securities, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

A Non-U.S. Holder is a beneficial owner of debt securities other than a U.S. Holder.

Interest

Subject to the discussion below under the caption “Debt Securities Issued with Original Issue Discount,” if you are a U.S. Holder, interest paid to you on a debt security, including the amount of any Hungarian taxes withheld and any additional amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. In addition, interest on the debt securities will be treated as foreign source income for your U.S. federal income tax purposes. A U.S. Holder’s ability to claim foreign tax credits is subject to various limitations.

Any interest paid in a currency other than USD will be included in your gross income in an amount equal to the USD value of the non-U.S. currency, including the amount of any Hungarian withholding tax thereon, regardless of whether the non-U.S. currency is converted into USD. Generally, if you are a U.S. Holder that uses the cash method of tax accounting you will determine such USD value using the spot rate of exchange on the date of receipt. Generally, if you are a U.S. Holder that uses the accrual method of tax accounting you will determine the USD value of accrued interest income using the average rate of exchange for the accrual period or, at your election, at the spot rate of exchange on the last day of the accrual period or the spot rate on the date of receipt, if that date is within five days of the last day of the accrual period. If you are a U.S. Holder that uses the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments to you of interest on a debt security generally will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Effect of Hungarian Withholding Taxes

As discussed in “— Hungarian Taxation” above, under current law payments of interest on the debt securities to foreign investors are subject to Hungarian withholding taxes. However, the rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the US-Hungarian Tax Treaty is reduced to 0%. If a U.S. Holder is not eligible for the treaty benefits, or otherwise is subject to the Hungarian withholding tax, for U.S. federal income tax purposes, such a U.S. Holder will be treated as having received the amount of Hungarian taxes withheld by the respective qualified disburser with respect to a particular debt security, and as then having paid over the withheld taxes to the Hungarian taxing authorities. As a result of this rule, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the issuer of the debt securities with respect to such payment.

Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Hungarian income taxes withheld by a qualified disburser. However, U.S. Holders that are eligible for benefits under the US-Hungarian Tax Treaty will not be entitled to a foreign tax credit for the amount of any Hungarian taxes withheld, and with respect to which the holder can obtain a refund from the Hungarian taxing authorities. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Hungarian taxes.

Sale, Exchange or Retirement

If you are a U.S. Holder, upon the sale, exchange or retirement of a debt security you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the debt security. Your amount realized generally will be the USD value of the payment received determined on (i) the date of receipt of payment if you are a cash basis taxpayer or (ii) the date of disposition if you are an accrual basis taxpayer. In the case of a debt security which is traded on an established securities market, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the USD value of the amount realized by translating the amount paid at the spot rate of exchange on the settlement date of sale. Your adjusted tax basis in a debt security generally will equal the cost of the debt security to you, minus any amortized bond premium and any cash payments of principal you may have received. The cost of a debt security to a U.S. Holder will be the USD value of the non-U.S. purchase price determined on the date of purchase. In the case of a debt security which is traded on an established securities market, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the USD value of the cost of such debt security by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of USD to a non-U.S. currency and the immediate use of that currency to purchase a debt security generally will not result in taxable gain or loss for a U.S. Holder. Except as set forth below with respect to foreign currency gain or loss, any gain or loss recognized on the sale, exchange or retirement of a debt security (other than amounts attributable to accrued but unpaid interest) will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the debt securities exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a debt security generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

If proceeds will be paid in a currency other than USD, your gain or loss from the sale, exchange or retirement of a debt security denominated in non-U.S. currency will be treated as ordinary income or loss to the extent that gain or loss is attributable to changes in exchange rates during the period in which you held such debt security.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of a debt security generally will not be subject to U.S. federal income tax, unless

•	the gain is effectively connected with your conduct of a trade or business in the United States, or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Bond Premium

If you purchase a debt security at a cost greater than its stated redemption price at maturity (generally, the debt security’s stated principal amount), then you will have purchased the debt security at a premium. If you purchase a debt security at a premium, you may make an election (applicable to all debt instruments you hold or later acquire) to amortize such bond premium as an offset to interest income. The amount you may amortize is determined using the constant yield method over the remaining term of the debt security. However, if the debt security may be optionally redeemed after you have purchased it at a premium, then special rules would apply that could result in a deferral of the amortization of some bond premium until later in the term of the debt security.

Debt Securities Issued with Original Issue Discount

In general, a debt instrument will have original issue discount (“OID”) if its stated redemption price at maturity exceeds its issue price. The principal tax considerations for any debt securities issued with OID will be set forth in the applicable Prospectus Supplement.

Indexed Debt Securities and Debt Securities that are Denominated in, or under which Amounts are Payable in, More than One Currency

The tax considerations regarding a debt security under which amounts are determined by reference to any index or that is denominated or payable in more than one currency will depend on a number of different factors. Any principal tax considerations relevant to U.S. Holders of such debt securities will be set forth in the applicable Prospectus Supplement.

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the ownership or disposition of the debt securities, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale or other disposition of the debt securities.

U.S. Backup Withholding Tax and Information Reporting

Payments of principal and interest on, and the proceeds of sale or other disposition (including exchange) of debt securities, by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Payments of principal and interest on, and the proceeds of sale or other disposition (including exchange) of debt securities, by a U.S. paying agent or other U.S. intermediary to a holder of a debt security that is not a U.S. Holder will not be subject to backup withholding tax and information reporting requirements if appropriate certification (Form W-8BEN or some other appropriate form) is provided by the holder to the payor and the payor does not have actual knowledge that the certificate is false.

European Union Tax Reporting and Withholding

The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC. Under this Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state is required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payer or payee. This requirement is subject to Belgium, Luxembourg and Austria instead operating a withholding tax system in relation to the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of the debt securities. Each such prospectus supplement will include the following information:

•	names and addresses of any underwriters or agents;

•	price of the debt securities;

•	net proceeds received by the Republic from the sale of the debt securities;

•	discounts or other compensation to the underwriters;

•	discounts or concessions made to dealers;

•	security exchanges on which the debt securities may be listed.

The Republic may sell the debt securities:

•	through underwriters or dealers;

•	directly to one or more institutional purchasers; or

•	through agents.

By Underwriters

If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price or at varying prices set at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by the managing underwriters or directly from syndicate members or designated dealers. Unless the applicable prospectus supplement states otherwise, certain conditions must be met before the underwriters will be obliged to purchase the debt securities and, once any debt securities are purchased, the underwriters must then purchase all of the debt securities offered in the prospectus supplement. Any initial public offering price and discounts or concessions made to dealers may be changed from time to time.

Direct Sales

The Republic may sell the debt securities directly to one or more institutional investors. In this case, no underwriters or agents would be involved.

By Agents

The Republic may sell the debt securities through agents. In this case, the prospectus supplement will give the name of the agents involved in the offer and sale of the debt securities and the commission the Republic will pay for the agent’s services. Unless the prospectus supplement indicates otherwise, the agent will use its best efforts to solicit purchases during the time of its appointment.

A prospectus supplement may also indicate that the Republic will authorize agents, dealers or underwriters to solicit offers from specified institutions to purchase the debt securities. These institutions would purchase the debt securities at the public offering price given in the prospectus supplement, plus accrued interest, on the basis of delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. These contracts will be subject only to the conditions given in the prospectus supplement, which would also contain the commission payable for solicitation.

The Republic may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to any payments that the underwriters, dealers or agents may be required to make. Underwriters and agents may also engage in transactions with or perform services for the Republic in the ordinary course of their business.

Each series of the debt securities will be a new issue of the debt securities with no established trading markets. Underwriters, dealers and agents may, but need not, make a market in the debt securities and may discontinue market making at any time without notice. Neither the Republic nor any underwriters, dealers or agents can give any assurance as to the liquidity of the trading market for the debt securities.

VALIDITY OF THE SECURITIES

Certain legal matters with respect to the debt securities to be offered will be passed upon on behalf of the Republic by the Legal Department of the Government Debt Management Agency Private Company Limited by Shares, and by the special United States counsel for the Republic to be named in a relevant prospectus supplement, and, if sold to or through underwriters, will be passed upon for such underwriters by their United States counsel to be named in the prospectus or prospectus supplements thereto. All statements in this prospectus with respect to matters of the law of Hungary have been passed upon by the Legal Department of the Government Debt Management Agency Private Company Limited by Shares. In rendering its opinion, United States counsel will rely as to all matters of the law of Hungary upon the opinion of the Legal Department of the Government Debt Management Agency Private Company Limited by Shares.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the Republic in the United States is the Hungarian Trade and Investment Commissioner, 500 North Michigan Avenue, Suite 750, Chicago, Illinois, 60611.

OFFICIAL STATEMENTS AND DOCUMENTS

The information set forth herein and in the 2006 Form 18-K relating to the Republic of Hungary has been reviewed by Mr. János Veres dr. in his official capacity as the Minister of Finance and is included herein on his authority.

The information for which the NBH has been cited as the source was provided by the NBH. The information for which the Ministry of Finance is cited as the source was provided by the Ministry of Finance of the Republic. The information for which the Government Debt Management Agency Private Company Limited by Shares is cited as the source was provided by the Government Debt Management Agency Private Company Limited by Shares.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our debt securities in any jurisdiction in which such offer or solicitation would be unlawful.

ISSUER

REPUBLIC OF HUNGARY

Principal Office of Authorized Agent in the United States
Consulate General of Hungary
223 East 52nd Street
New York, NY 10022
United States of America

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
Citibank, N.A.
Citigroup Centre, 21st Floor
Canada Square
Canary Wharf
London E14 5LB

LEGAL ADVISER TO THE REPUBLIC OF HUNGARY

As to United States Law	As to Hungarian law
Linklaters LLP	Dr. Zsolt Szita Law Office
1345 Avenue of the Americas	H-1015 Budapest
New York, NY 10105	Donáti u. 38
United States of America	Hungary

LEGAL ADVISER TO THE UNDERWRITERS

As to United States Law	As to Hungarian Law
Clifford Chance US LLP	Lakatos, Köves and Partners
31 West 52nd Street	1075 Budapest
New York, NY 10019	Madách út 14
United States of America	Hungary

US$2,000,000,000

REPUBLIC OF HUNGARY

6.250% NOTES DUE

PROSPECTUS SUPPLEMENT

January 26, 2010

Citi	Deutsche Bank Securities